1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2018
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1	Supplemental Circular of the 2018 Second Extraordinary General Meeting

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 23, 2018	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
2018 SECOND EXTRAORDINARY GENERAL MEETING
CONTINUING CONNECTED TRANSACTIONS:
(1) RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO AND THE PROPOSED CAPS THEREUNDER;
(2) ENTERING INTO OF THE FACTORING COOPERATION AGREEMENT WITH CHINALCO FACTORING AND THE PROPOSED CAP THEREUNDER;
AND
(3) ENTERING INTO OF THE FINANCE LEASE FRAMEWORK AGREEMENT WITH CHINALCO LEASE AND THE PROPOSED CAP THEREUNDER

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

建泉融資有限公司
VBG Capital Limited

This supplemental circular should be read together with the circular and notice of the EGM dated 26 October 2018 and the supplemental notice of the EGM enclosed with this supplemental circular dated 26 November 2018.

A letter from the Board containing information on, among other things, (1) the renewal of the Daily Continuing Connected Transactions with Chinalco and the proposed caps thereunder; (2) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (3) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder, is set out on pages 1 to 43 of this supplemental circular.

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the (1) the renewal of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco, and the respective proposed caps thereunder; (2) the renewal of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco and the proposed caps thereunder; (3) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (4) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder, is set out on pages 44 to 45 of this supplemental circular.

A letter from VBG Capital containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of (1) the renewal of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco, and the respective proposed caps thereunder; (2) the renewal of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco and the proposed caps thereunder; (3) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (4) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder, is set out on pages 46 to 76 of this supplemental circular.

26 November 2018

* *For identification purposes only*

CONTENTS

In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and subscribed for in RMB, which are listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;
"Articles of Association"	the articles of association of the Company;
"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Board"	the board of Directors of the Company;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling Shareholder of the Company holding directly and indirectly approximately 36.36% of the total issued share capital of the Company as at the Latest Practicable Date;
"Chinalco Factoring"	Chinalco Commercial Factoring (Tianjin) Co., Ltd.* (中鋁商業保理(天津)有限公司), a company incorporated in the PRC with limited liability and a subsidiary of Chinalco as at the Latest Practicable Date;
"Chinalco Lease"	Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司), a company incorporated in the PRC with limited liability and a subsidiary of Chinalco as at the Latest Practicable Date;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Comprehensive Social and Logistics Services Agreement"	the comprehensive social and logistics services agreement entered into between the Company and Chinalco on 5 November 2001 and renewed on 17 September 2018 for a term of three years from 1 January 2019 to 31 December 2021;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Daily Continuing Connected Transactions"	the existing continuing connected transactions which have been or will continue to be entered into between the Group as a party and Chinalco as the other party;
"Director(s)"	the director(s) of the Company;
"EGM"	the 2018 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 11 December 2018;
"Existing Factoring Cooperation Agreement"	the agreement entered into between the Company and Chinalco Factoring on 27 September 2017, pursuant to which Chinalco Factoring would provide factoring financing services to the Group, the term of which will expire on 31 December 2018;
"Existing Finance Lease Framework Agreement"	the agreement entered into between the Company and Chinalco Lease on 13 November 2015, pursuant to which Chinalco Lease would provide finance leasing services to the Group, the term of which will expire on 31 December 2018;

"Factoring Cooperation Agreement"	the factoring cooperation framework agreement entered into between the Company and Chinalco Factoring on 17 September 2018, pursuant to which, Chinalco Factoring would provide factoring financing services to the Group, with a term from 1 January 2019 to 31 December 2021;
"Finance Lease Framework Agreement"	the finance lease cooperation framework agreement entered into between the Company and Chinalco Lease on 17 September 2018, pursuant to which, Chinalco Lease would provide finance leasing services to the Group, with a term from 1 January 2019 to 31 December 2021;
"Fixed Assets Lease Framework Agreement"	the fixed assets lease framework agreement entered into between the Company and Chinalco on 19 November 2018, pursuant to which, the Group and Chinalco would mutually provide fixed assets lease services to each other, with a term from 1 January 2019 to 31 December 2021;
"General Agreement on Mutual Provision of Production Supplies and Ancillary Services"	the general agreement on mutual provision of production supplies and ancillary services entered into between the Company and Chinalco on 5 November 2001 and renewed on 17 September 2018 for a term of three years from 1 January 2019 to 31 December 2021;
"Group"	the Company and its subsidiaries;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"	the independent board committee comprising independent non-executive Directors formed by the Company to advise the Independent Shareholders in respect of the (1) the renewal of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco, and the respective proposed caps thereunder; (2) the renewal of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco and the proposed caps thereunder; (3) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (4) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder;
"Independent Shareholder(s)"	the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the EGM to approve (1) the renewal of the Daily Continuing Connected Transactions with Chinalco; (2) the entering into of the Factoring Cooperation Agreement; and (3) the entering into of the Finance Lease Framework Agreement and the proposed caps for each of the transactions;
"Labor and Engineering Services Agreement"	the labor and engineering services agreement entered into between the Company and Chinalco on 28 June 2016 for the term from 1 January 2016 to 31 December 2018;
"Land Use Rights Leasing Agreement"	the land use rights leasing agreement entered into between the Company and Chinalco on 5 November 2001 for a term of fifty years expiring on 30 June 2051;
"Latest Practicable Date"	20 November 2018, being the latest practicable date of ascertaining certain information contained in this supplemental circular prior to its publication;
"Mineral Supply Agreement"	the mineral supply agreement entered into between the Company and Chinalco on 5 November 2001 and renewed on 17 September 2018 for a term of three years from 1 January 2019 to 31 December 2021;

"PRC"	the People's Republic of China which, for the purposes of this supplemental circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;
"Provision of Engineering, Construction and Supervisory Services Agreement"	the provision of engineering, construction and supervisory services agreement entered into between the Company and Chinalco on 5 November 2001 and renewed on 17 September 2018 for a term of three years from 1 January 2019 to 31 December 2021;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Shares and H Shares;
"Shareholder(s)"	A Shareholders and H Shareholders;
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"VBG Capital" or "Independent Financial Adviser"	VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, among other things, (1) the renewal of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco, and the respective proposed caps thereunder; (2) the renewal of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco and the proposed caps thereunder; (3) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (4) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder; and
"%"	per cent.

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. Yu Dehui *(Chairman)*
Mr. Lu Dongliang *(President)*
Mr. Jiang Yinggang

Non-executive Directors:
Mr. Ao Hong
Mr. Wang Jun

Independent Non-executive Directors:
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
9/F, The Center
99 Queen's Road Central
Central
Hong Kong

26 November 2018

To the Shareholders

Dear Sirs or Madams,

SUPPLEMENTAL CIRCULAR
2018 SECOND EXTRAORDINARY GENERAL MEETING
CONTINUING CONNECTED TRANSACTIONS:
(1) RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO AND THE PROPOSED CAPS THEREUNDER;
(2) ENTERING INTO OF THE FACTORING COOPERATION AGREEMENT WITH CHINALCO FACTORING AND THE PROPOSED CAP THEREUNDER;
AND
(3) ENTERING INTO OF THE FINANCE LEASE FRAMEWORK AGREEMENT WITH CHINALCO LEASE AND THE PROPOSED CAP THEREUNDER

I. INTRODUCTION

References are made to the announcements of the Company dated 17 September 2018, 19 November 2018 and 20 November 2018 and the circular dated 26 October 2018, in relation to the resolutions to be proposed at the EGM for consideration and approval.

Reference is also made to the supplemental notice of EGM dated 26 November 2018 (the "**Supplemental Notice of EGM**"), in relation to, among other things, the new resolutions proposed by Chinalco, the controlling Shareholder of the Company and to be submitted to the EGM for consideration and approval.

The purpose of this supplemental circular is to provide you with all reasonably necessary information in relation to, among others, (1) the renewal of the Daily Continuing Connected Transactions with Chinalco and the proposed caps thereunder; (2) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; (3) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder; and (4) the new resolutions to be submitted to the EGM for consideration and approval so as to enable you to make informed decisions on whether to vote for or against the resolutions to be proposed at the EGM.

II. RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO AND THE PROPOSED CAPS THEREUNDER

1. BACKGROUND

References are made to the announcements of the Company dated 28 April 2015, 8 May 2015, 13 November 2015 and 28 June 2016 as well as the supplemental circulars of the Company dated 2 June 2015 and 14 December 2015 in relation to, among other things, the Daily Continuing Connected Transactions entered into between the Company and Chinalco. References are also made to the announcements of the Company dated 17 September 2018 and 19 November 2018 in relation to, among others, the renewal of the Daily Continuing Connected Transactions between the Company and Chinalco and the proposed caps thereunder.

The Company has, since its establishment, entered into and will continue to enter into continuing connected transactions with Chinalco. As the Daily Continuing Connected Transactions will expire on 31 December 2018, the Company proposed to renew the agreements (except for the Labor and Engineering Services Agreement) relating to the Daily Continuing Connected Transactions and to continue with the Daily Continuing Connected Transactions for the next three-year period from 1 January 2019 to 31 December 2021. In accordance with the relevant requirements under the Hong Kong Listing Rules, among

the Daily Continuing Connected Transactions between the Company and Chinalco, (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement are subject to the Independent Shareholders' approval at the EGM. In accordance with the relevant requirements of the Listing Rules of the Shanghai Stock Exchange, all of the Daily Continuing Connected Transactions between the Company and Chinalco are subject to the Independent Shareholders' approval at the EGM.

2. RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO

(a) Comprehensive Social and Logistics Services Agreement

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	17 September 2018
Parties:	Chinalco, as provider (for itself and on behalf of its subsidiaries) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term：	Three years from 1 January 2019 to 31 December 2021
Nature of transactions:	(i) Social services: public security and firefighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services; and (ii) Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services.

Price determination:	The prices in respect of the relevant services under the Comprehensive Social and Logistics Services Agreement will be determined with reference to comparable market prices. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.
Payment term:	Monthly payment

(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	17 September 2018
Parties:	Chinalco, as both provider and recipient (for itself and on behalf of its subsidiaries) The Company, as both provider and recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2019 to 31 December 2021
Nature of transactions:	(a) Supplies and ancillary services provided by Chinalco to the Company: (i) Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services;

(ii) Storage and transportation services: vehicle transportation, loading and unloading, railway transportation and other relevant or similar services; and

(iii) Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(b) Supplies and ancillary services provided by the Company to Chinalco:

(i) Products: aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, pitch and other relevant or similar supplies; and

(ii) Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Price determination: (1) Provision of products and ancillary services to the Company by Chinalco:

(a) Supplies: the price is determined with reference to the comparable local market prices, which refer to prices arrived at with reference to those charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions around the time;

(b) Storage and transportation services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise fuel costs, transportation facility fees, relevant labour costs and etc. The reasonable profit (which shall be not more than 5% of such costs) for the storage and transportation services provided by Chinalco to the Company is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such services provided by Chinalco to the Company, and is not higher than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle;

(c) Ancillary production services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees, other indirect costs and etc. The reasonable profit (which shall be not more than 5% of such costs) for the ancillary production services provided by Chinalco to the Company is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such services provided by Chinalco to the Company, and is not higher than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle.

(2) Provision of products and ancillary services to Chinalco by the Company:

(a) Products:

(i) Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange;

(ii) Aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, and the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

(iii) Other products: the price is determined with reference to the contractual price or the comparable local market price. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) for other products provided by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such products provided by the Company to Chinalco, and is not lower than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle. While the comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions around that time.

(b) Supporting services and ancillary production services:

(i) Electricity supply: According to the provisions of relevant national laws and regulations, and based on the benchmark electricity price set up by the National Development and Reform Commission, local governments will determine their respective local electricity prices in consideration of their respective actual conditions. The price for electricity supply of the Company is determined with reference to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province published on their websites according to the above local electricity prices from time to time;

(ii) Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, fuel costs, transportation facility fees, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) for provision of a series of services including gas, heat, water supply and etc. by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such services provided by the Company to Chinalco, and is not lower than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle;

(iii) Other services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

For the storage and transportation services and ancillary production services provided by Chinalco to the Company, and a series of supporting services and ancillary production services including gas, heat and water supply and etc. provided by the Company to Chinalco, the prices are determined by reasonable costs plus a profit of not more than 5% of such costs. The prices of other products provided by the Company to Chinalco are determined by comparable local market price or reasonable costs plus a profit of not more than 5% of such costs. Given the numerous products and services involved herein and the regional differences in respect of costs and prices, such pricing method is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such products and services mutually provided by Chinalco and the Company. Separate operative agreements will be entered into under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the relevant parties from time to time, and the prices of the products or services provided or received by the parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above. In view of the foregoing, the Company believes the pricing for the aforesaid products and services is fair and reasonable.

Payment term:	Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

(c) Mineral Supply Agreement

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	17 September 2018
Parties:	Chinalco, as supplier (for itself and on behalf of its subsidiaries) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2019 to 31 December 2021
Nature of transactions:	Supply of bauxite and limestone by Chinalco to the Company; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestones to any third parties

Price determination:	(1) For the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same (which mainly comprise fuel and energy costs, labour costs, security expenses and etc.), plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs, which is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such products provided by Chinalco to the Company, and is not higher than the profit margin charged to independent third parties); and (2) For the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties. Since the prices of the ores provided by Chinalco through its own operated mine are more favourable than the market price, and the prices of the ores provided by the jointly operated mine will not be higher than the contractual prices paid by Chinalco to relevant third parties, the Company believes that the pricing is reasonable.
Payment term:	Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

(d) ***Provision of Engineering, Construction and Supervisory Services Agreement***

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	17 September 2018
Parties:	Chinalco, as provider (for itself and on behalf of its subsidiaries) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2019 to 31 December 2021
Nature of transactions:	Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations
Price determination:	*Engineering design:* the price is determined by comparable local market prices or through public bidding on a case by case basis. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions. Price determination through public bidding refers to the prices determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Construction and supervisory services: the price is determined through public bidding. In such case, the prices will be determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Other relevant services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.

The base price referenced in pricing for engineering design, construction and supervisory services is generally determined by the professionals or agencies as organised or entrusted by the bidding unit. The base price is arrived at by adding other fees incurred directly or indirectly, on-the-spot expenditures, estimated profits (with reference to the workload of the project and the profit of projects with similar size) and taxes under prescribed procedures to the sum of costs for labour, materials and machinery utilization based on the engineering quantity (or workload of design and supervisory services) of the construction project. Separate operative agreements will be entered into under the Provision of Engineering, Construction and Supervisory Services Agreement by the relevant parties from time to time, and the price of the services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

Payment term:	Payment shall generally be made (a) as to 10% to 20% of the contract price before the provision of the relevant services, up to a maximum of 70% of the contract price during the provision of the relevant services and as to the remaining 10% to 20% of the contract price upon successful provision of the relevant services; (b) in accordance with the prevailing market practice; or (c) in accordance with the arrangement to be agreed by the parties. The relevant payment term shall be no less favorable than those under the comparable transactions between the Company and independent third parties.

(e) Land Use Rights Leasing Agreement

Date:	5 November 2001
Parties:	Chinalco, as lessor (for itself and on behalf of its subsidiaries) The Company, as lessee (for itself and on behalf of its subsidiaries)
Term:	50 years expiring on 30 June 2051 According to the opinions expressed on the renewal of such continuing connected transactions in the letter issued by the independent financial advisor then engaged by the Company in December 2006, as a longer lease term of the land is able to minimize the disruption on the Company's production and business operations resulting from relocation, it is in the interests of the Company and the independent shareholders. Given (i) the size of the leased land and the facilities erected thereon; and (ii) the resources to be expended in establishing new production plants and related facilities, such relocation is difficult and impracticable. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Nature of transactions:	Pursuant to the Land Use Rights Leasing Agreement entered into between the Company and Chinalco, the Company can continue to lease relevant lands (all of which are located in the PRC) from Chinalco for the purpose of all the operations and businesses of the Company and its subsidiaries.
Price determination:	The rent shall be negotiated every three years at a rate not higher than the prevailing market rent as confirmed by an independent valuer
Payment term:	Monthly payment

(f) ***Fixed Assets Lease Framework Agreement***

Date:	19 November 2018
Parties:	Chinalco as both lessor and lessee (for itself and on behalf of its subsidiaries) the Company as both lessor and lessee (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2019 to 31 December 2021
Fixed assets:	Buildings, constructions, machinery, apparatus, transportation as well as equipment, appliance or tools and other fixed assets owned by either party in relation to the production and operation.
Price determination:	The rent shall be adjusted every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer. When determining the rent, the parties will also make reference to the prices charged or quoted by at least two independent third parties providing services of similar size and nature under normal trading conditions in the market around that time.
Payment term:	Monthly payment

3. HISTORICAL AMOUNTS OF THE DAILY CONTINUING CONNECTED TRANSACTIONS

Set out below are the actual amounts and the annual caps of the Daily Continuing Connected Transactions for the two years ended 31 December 2017 and the six months ended 30 June 2018:

Transactions	For the year ended 31 December 2016 Actual amounts (RMB million)	For the year ended 31 December 2016 Annual caps (RMB million)	For the year ended 31 December 2017 Actual amounts (RMB million)	For the year ended 31 December 2017 Annual caps (RMB million)	Actual amounts for the six months ended 30 June 2018 (RMB million)	Annual caps for the year ending 31 December 2018 (RMB million)
Expenditure transactions:						
(a) Comprehensive Social and Logistics Services Agreement	307	550	327	550	154	550
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	2,223	5,900	5,198	6,420	1,420	6,950
(c) Mineral Supply Agreement	66	360	49	360	13	360
(d) Provision of Engineering, Construction and Supervisory Services Agreement	1,525	6,500	1,205	10,000	1,175	10,000
(e) Land Use Rights Leasing Agreement	435	1,200	412	1,200	220	1,200
(f) Fixed Assets Lease Framework Agreement	75	110	63	110	2	110
Revenue transactions:						
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	10,938	14,100	11,194	15,300	5,715	16,400
(f) Fixed Assets Lease Framework Agreement	33	100	41	100	19	100
(g) Labor and Engineering Services Agreement	97	300	77	400	46	500

4. PROPOSED ANNUAL CAPS FOR THE DAILY CONTINUING CONNECTED TRANSACTIONS AND BASIS OF DETERMINATION

Set out below are the proposed annual caps of the Daily Continuing Connected Transactions proposed to be renewed by the Group and Chinalco for the three years ending 31 December 2021:

Transactions	**Proposed annual caps for the year ending 31 December**		
	2019	**2020**	**2021**
	(RMB million)	*(RMB million)*	*(RMB million)*
Expenditure transactions:			
(a) Comprehensive Social and Logistics Services Agreement	500	500	500
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	8,600	9,300	10,000
(c) Mineral Supply Agreement	360	360	360
(d) Provision of Engineering, Construction and Supervisory Services Agreement	9,500	13,100	8,300
(e) Land Use Rights Leasing Agreement	500	500	500
(f) Fixed Assets Lease Framework Agreement	200	200	200
Revenue transactions:			
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	17,700	19,100	20,700
(f) Fixed Assets Lease Framework Agreement	100	100	100

The proposed annual caps of the Daily Continuing Connected Transactions are determined with reference to the actual demand of the Group in business development in the following three years and the historical transaction amounts of the Daily Continuing Connected Transactions, which, in the opinion of the Board, are fair and reasonable and in the interests of the Company and the Shareholders as a whole. The specific analysis is as follows:

(a) Comprehensive Social and Logistics Services Agreement:

Each of the proposed annual caps for the expenditure transactions under the Comprehensive Social and Logistics Services Agreement of the three years from 2019 to 2021 is RMB500 million, representing a decrease of approximately 9% from those of the preceding three years. Such estimation is primarily based on the following considerations: (i) the Company continues to speed up the socialized reform of social and logistics services of subsidiaries and relevant transaction amount is expected to decrease; (ii) Chinalco and its subsidiaries will strengthen internal cost control and reduce the cost of services and relevant transaction amount is expected to decrease.

(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

The proposed annual caps for the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three years from 2019 to 2021 are RMB8,600 million, RMB9,300 million and RMB10,000 million, respectively, representing an increase of approximately 28%, 36% and 44%, respectively, from those of the preceding three years. Such estimation is primarily based on the following considerations: (i) overseas platforms, environmental protection and other service businesses are newly added or expected to be newly added into the agreement and relevant transaction amount is expected to reach RMB1,000 million in each of the following three years; (ii) with the gradual recovery of China's economy, the overall commodity price and labor cost will increase accordingly, which will drive up the cost of relevant products or services to be provided to Chinalco. Therefore, the transaction amount is expected to increase by about 8% in each of the three years from 2019 to 2021.

The proposed annual caps for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three years from 2019 to 2021 are RMB17,700 million, RMB19,100 million and RMB20,700 million, respectively, representing approximately an increase of 8% from those of the preceding three years. Such estimation is primarily based on the following considerations: with the gradual recovery of China's economy, the overall commodity price and labor cost will increase, which will drive up the cost of relevant products or services to be provided by the Group. Therefore, the transaction amount is expected to increase by about 8% in each of the three years from 2019 to 2021.

(c) ***Mineral Supply Agreement:***

Each of the proposed annual caps for the expenditure transactions under the Mineral Supply Agreement for each of the three years from 2019 to 2021 is RMB360 million, basically at par with the annual caps of the preceding three years, which is mainly based on the Group's estimation of generally stable volume of ore products to be purchased from Chinalco.

(d) ***Provision of Engineering, Construction and Supervisory Services Agreement:***

The proposed annual caps for the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement of the three years from 2019 to 2021 are RMB9,500 million, RMB13,100 million and RMB8,300 million, respectively, which are different from those of the preceding three years. The above annual caps were determined based on the overall budget on major projects of the Company currently under construction and renovation, transformation and other regular projects expected to be conducted in the coming three years. Projects of the Company currently under construction mainly comprise the alumina and supporting projects of Guangxi Huasheng, the Guinean Boffa bauxite mine project and the Huayun project in Inner Mongolia, etc. In addition, following the recovery of China's economy, the Company also has other various mines, alumina and alloy projects expected to be initiated in the coming three years. In light of the above, the Company has many projects under construction and proposed projects to be developed continuously and initiated in the coming three years. Based on the payment term of the consideration for the engineering, construction and supervisory services as agreed by the Company and Chinalco, the consideration to be paid during the construction of projects will be much higher than that to be paid before the initiation and upon the completion of projects. Therefore, based on the construction period of the projects, the investment in the above projects will reach the peak in 2020. As a result, the annual cap under the Provision of Engineering, Construction and Supervisory Services Agreement for 2020 is significantly higher than the annual caps for 2019 and 2021. In addition, the projects of the Company currently under construction will develop continuously and the construction of proposed projects will be successively initiated in the coming three years. Meanwhile, the overall investment in projects in the coming three years will increase compared with that of the previous years due to the huge investment in the construction of projects under construction and proposed projects. Considering some projects with huge investment will be under construction in 2019 and 2021, the annual caps under the Provision of Engineering, Construction and Supervisory Services Agreement for 2019 and 2021 are higher than the actual expenditures in previous years due to the increase in the overall investment.

(e) ***Land Use Rights Leasing Agreement:***

Each of the proposed annual caps for the expenditure transactions under the Land Use Rights Leasing Agreement for each of the three years from 2019 to 2021 is RMB500 million, representing a decrease of approximately 58% from those of the preceding three years. Such decrease is mainly due to expected decrease of relevant transaction amount as a result of the enhancement of internal control and the reduction of rental cost by Chinalco and its subsidiaries.

(f) ***Fixed Assets Lease Framework Agreement:***

Each of the proposed annual caps for the expenditure transactions under the Fixed Assets Lease Framework Agreement for the three years from 2019 to 2021 is RMB200 million, representing an increase of approximately 82% from those of the preceding three years. Such increase is mainly due to the growing demand for leasing business from the Group's newly consolidated enterprises. Newly or planned newly consolidated enterprises mainly include: (1) Guizhou Huaren New Materials Company Limited* (貴州華仁新材料有限公司), which is principally engaged in the production and sale of aluminum smelting products and relevant metals and aluminum ingots, sale of processed aluminum products as well as the production and sale of carbon products; (2) Shanxi Chalco China Resources Co., Ltd.* (山西中鋁華潤有限公司), which is principally engaged in the construction and operation of power and thermal projects, the construction and operation of regional power grid, the production and sale of aluminum, aluminum alloy and carbon products as well as the processing and sale of coal; and (3) Guangxi Hualei New Material Co., Ltd. *(廣西華磊新材料有限公司), which is principally engaged in the production of electrolytic aluminum, deep processing of aluminum, electricity generation from coal, coal production and operation and other businesses. The Company will probably acquire newly consolidated enterprises in the next three years.

Each of the proposed annual caps for the revenue transactions under the Fixed Assets Lease Framework Agreement for the three years from 2019 to 2021 is RMB100 million, basically at par with the annual caps of the preceding three years, which is mainly based on Chinalco's estimation of generally stable demand for leasing services to be provided by the Group under the Fixed Assets Lease Framework Agreement in the following three years.

The Company has adopted a set of effective internal control measures to supervise the continuing connected transactions of the Company. Prior to entering into operative agreements, the authorized departments of the Company will review and assess the specific terms and conditions of the transactions to ensure their consistency with the renewed continuing connected transactions. The financial department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company will strictly review the continuing connected transactions on a continuous basis to ensure the integrity and effectiveness of the internal control measures regarding the continuing connected transactions. The Board considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company are appropriate and that the procedures and measures above will give sufficient assurance to the Shareholders that the Daily Continuing Connected Transactions will be appropriately monitored by the Company.

5. REASONS FOR AND BENEFITS OF RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO

Given the long-term relationship between the Group and Chinalco, the Company considers that it is in the Company's interests to renew the agreements relating to the Daily Continuing Connected Transactions and to continue with the Daily Continuing Connected Transactions for the following reasons: (1) the Group can acquire prompt and stable supply of products and services from Chinalco, thus lowering the operating risks and costs and facilitating the Company's routine management on production; (2) the Group can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, which are beneficial for the project development and construction and business development of the Group; (3) the Group can provide part of products and services to Chinalco, which inure to avoid the risk of market fluctuations.

The Directors (including independent non-executive Directors) are of the view that the agreements on renewal of the Daily Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group on normal commercial terms or better, and relevant terms and proposed annual caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6. IMPLICATIONS UNDER HONG KONG LISTING RULES

Chinalco is the controlling Shareholder of the Company and thus is a connected person of the Company under Hong Kong Listing Rules. The agreements on renewal of the Daily Continuing Connected Transactions and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of each of (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement exceeds 5%, the transactions contemplated thereunder are subject to reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of each of (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement; (ii) the expenditure transactions under the Mineral Supply Agreement; (iii) the expenditure transactions under the Land Use Rights Leasing Agreement; and (iv) the expenditure and revenue transactions under the Fixed Assets Lease Framework Agreement exceeds 0.1% but is less than 5%, the transactions contemplated thereunder are subject to the reporting and announcement requirements and are exempt from the independent shareholders' approval requirements under the Hong Kong Listing Rules.

As Mr. Yu Dehui and Mr. Ao Hong, the Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution with respect to the renewal of the Daily Continuing Connected Transactions with Chinalco and the proposed annual caps thereof. Saved as disclosed above, none of the Directors has any material interest in the transactions and therefore none of the Directors has abstained from voting on such Board resolution.

The Company has appointed VBG Capital as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of, among others, the fairness and reasonableness of (1) the renewal of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco, and the respective proposed caps thereunder; and (2) the renewal of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco and the proposed caps thereunder, and whether such matter is in the interest of the Company and its Shareholders as a whole. The Company has formed an Independent Board Committee to advise the Independent Shareholders as to, among others, (1) the renewal of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco, and the respective proposed caps thereunder; and (2) the renewal of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco and the proposed caps thereunder.

7. INFORMATION ON THE PARTIES

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal; production, sales and technology research of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation.

Information on Chinalco

Chinalco, as the controlling Shareholder of the Company, directly and indirectly, holds 36.36% of the shares of the Company as at the Latest Practicable Date. Chinalco is a wholly state-owned enterprise incorporated in the PRC, whose entities and business were contributed to the Company upon the Company's establishment. The principal activities of Chinalco include the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products, etc.

III. ENTERING INTO OF THE FACTORING COOPERATION AGREEMENT WITH CHINALCO FACTORING AND THE PROPOSED CAP THEREUNDER

1. BACKGROUND

Reference is made to the announcement of the Company dated 27 September 2017, in relation to, among others, the Existing Factoring Cooperation Agreement entered into between the Company and Chinalco Factoring, which will expire on 31 December 2018. Reference is also made to the announcement of the Company dated 17 September 2018, in relation to the renewal of the Factoring Cooperation Agreement between the Company and Chinalco Factoring.

2. FACTORING COOPERATION AGREEMENT

2.1 Date

17 September 2018

2.2 Parties

(1) the Company, as the recipient (for itself and on behalf of its subsidiaries); and

(2) Chinalco Factoring, as the provider

2.3 Term

Commencing from 1 January 2019 and ending on 31 December 2021.

2.4 Effectiveness of the Agreement

The Factoring Cooperation Agreement shall take effect on 1 January 2019 upon being approved by competent authorities of the parties thereto (including the approval by the Independent Shareholders of the Company) and signed and sealed by the authorized representatives of the parties thereto.

2.5 Factoring Financing Services

Chinalco Factoring has agreed to provide factoring financing services to the Company in accordance with the terms and conditions of the Factoring Cooperation Agreement. In particular, the Company will obtain funds by way of accounts receivable transfer, which means the Company will transfer its accounts receivable to Chinalco Factoring and thereby obtain factoring financing from Chinalco Factoring. When becoming due, such accounts receivable as transferred shall be paid by their debtors to Chinalco Factoring or be repurchased by the Company from Chinalco Factoring.

Subject to the Factoring Cooperation Agreement, the Company shall enter into specific contract(s) or agreement(s) for the relevant specific factoring services to determine detailed transaction terms. Such specific contract(s) or agreement(s) shall be in line with the principles and terms of the Factoring Cooperation Agreement and in compliance with relevant laws and regulations.

2.6 Financing Amount

At any time during the valid period of the Factoring Cooperation Agreement, the balance (including factoring prepayment, factoring fee and factoring handling charges) of factoring business between the Company and Chinalco Factoring shall not exceed RMB3 billion.

2.7 Pricing Principles and Methods of Payment

The financing costs for provision of services by Chinalco Factoring to the Company shall not be higher than the financing costs for provision of services of same nature as quoted by domestic independent third-party factoring companies.

The Company and Chinalco Factoring shall design the payment methods on a flexible basis according to the specific factoring services, including but not limited to payment by the financing party to accounts receivable or by debtors to accounts receivable or both.

3. THE PROPOSED CAP UNDER THE FACTORING COOPERATION AGREEMENT AND THE DETERMINATION BASIS THEREOF

In consideration of the potential business demands of the Group, the Company proposes to fix the proposed cap for the years from 1 January 2019 to 31 December 2021 at RMB3 billion, which means that at any time during the valid period of the Factoring Cooperation Agreement, the balance (including factoring prepayment, factoring fee and factoring handling charges) of factoring business of the Group with Chinalco Factoring shall not exceed RMB3 billion.

The proposed cap was determined by the Company with reference to the following factors:

(i) the historical transaction amounts between the Company and Chinalco Factoring;

(ii) the amount of the accounts receivable as disclosed in the latest financial statements of the Group. The amount of the accounts receivable of the Group was RMB4,186,536,000, RMB4,311,997,000 and RMB6,111,534,000 as at 31 December 2016, 31 December 2017 and 30 June 2018, respectively; and

(iii) the demand of the Group for accounts receivable financing services. Through accounts receivable factoring financing services, the Group can effectively vitalize accounts receivable on book, reduce the burden on the management of accounts receivable, greatly supplement the working capital, reduce losses on bad debts and operation risks and improve the financial structure of the enterprise. Meanwhile, it can also meet the capital demand of the Group for sustainable development. The proposed cap for the transactions under the Factoring Cooperation Agreement is the daily maximum balance (including factoring prepayment, factoring fee and factoring handling charges) of factoring business of the Group with Chinalco Factoring from 1 January 2019 to 31 December 2021. Given the proposed cap for the accounts receivable factoring business is influenced by the amount of accounts receivable, the Group's demand for factoring financing services will increase compared with the previous years as

the Group estimates that the accounts receivable will increase in the following three years. Therefore, the daily maximum balance of factoring business of the Group with Chinalco Factoring for 2019 to 2021 is determined to be RMB3 billion. The Group has prescribed the Regulation on Capital Management of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司資金管理辦法》) and other policies and documents on the management of the factoring business of the Group. The Group has strictly abided by relevant policies in previous years and will continue to manage the factoring business according to the internal policies on strengthening financing management prescribed by the Group to prevent relevant financing risks.

Based on the aforementioned, the Board considered the proposed cap under the Factoring Cooperation Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

In connection with the continuing connected transactions under the Existing Factoring Cooperation Agreement between the Company and Chinalco Factoring, the cap for the balance (including factoring prepayment, factoring fee and factoring handling charges) of factoring business during the valid period of the agreement was RMB1.3 billion. During the period from 27 September 2017 (i.e., the date of entering into the Existing Factoring Cooperation Agreement by the Company and Chinalco Factoring) to the Latest Practicable Date, the Group recorded an actual maximum balance (including factoring prepayment, factoring fee and factoring handling charges) of factoring business with Chinalco Factoring amounting to approximately RMB1.1 billion, within the limit of the cap of the Existing Factoring Cooperation Agreement.

The Company has adopted a set of effective internal control measures to supervise the continuing connected transactions of the Company. Prior to entering into operative agreements, the authorized departments of the Company will review and assess the specific terms and conditions of the transactions to ensure their consistency with the Factoring Cooperation Agreement and make reference to the current market conditions and the prices quoted from at least two domestic independent third-party factoring companies that provide services of similar nature with comparable scale under normal trading conditions around that time. The financial department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company will strictly review the continuing connected transactions on a continuous basis to ensure the integrity and effectiveness of the internal control measures regarding the continuing connected transactions. The Board considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the continuing connected transactions are appropriate and that the procedures and measures above will give sufficient assurance to the Shareholders that the continuing connected transactions under the Factoring Cooperation Agreement will be appropriately monitored by the Company.

4. REASONS FOR AND BENEFITS OF ENTERING INTO THE FACTORING COOPERATION AGREEMENT

The Existing Factoring Cooperation Agreement entered into between the Company and Chinalco Factoring will expire on 31 December 2018. The Factoring Cooperation Agreement and the transactions contemplated thereunder will help to alleviate capital occupation by accounts receivable, satisfy the funding requirement for business development, support continuous business operation, improve the efficiency of capital utilization and maximize benefits.

The Directors (including independent non-executive Directors) are of the view that the transactions contemplated under the Factoring Cooperation Agreement are entered into after arm's length negotiation in the ordinary course of business on normal commercial terms or better, and the terms of the Factoring Cooperation Agreement, the transactions contemplated thereunder and the proposed cap are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

5. IMPLICATIONS UNDER HONG KONG LISTING RULES

As at the Latest Practicable Date, Chinalco Factoring is a subsidiary of Chinalco, the controlling Shareholder of the Company, and thus is a connected person of the Company under the Hong Kong Listing Rules. As a result, this transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the entering into of the Factoring Cooperation Agreement and the determination of the proposed cap thereunder exceeds 5%, the entering into of the Factoring Cooperation Agreement and the proposed cap thereunder are subject to reporting, announcement and independent shareholder's approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As Mr. Yu Dehui and Mr. Ao Hong, the Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution with respect to the transactions contemplated under the Factoring Cooperation Agreement. Saved as disclosed above, none of the Directors has any material interest in the transactions contemplated under the Factoring Cooperation Agreement and therefore none of the Directors has abstained from voting on such Board resolution.

The Company has appointed VBG Capital as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of, among others, whether the continuing connected transactions under the Factoring Cooperation Agreement and the proposed cap are fair and reasonable and in the interests of the Company and its Shareholders as a whole. The Independent Board Committee has been formed to advise the Independent Shareholders as to, among others, the continuing connected transactions under the Factoring Cooperation Agreement and the proposed cap.

6. INFORMATION ON THE PARTIES

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal; production, sales and technology research of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation.

Information on Chinalco Factoring

Chinalco Factoring is a company incorporated in the PRC with limited liability. It principally engages in provision of trade financing service by way of accounts receivable transferred; settlement, management and collection of accounts receivable; management of sales ledger; investigation and evaluation of clients' credits; relevant advisory services.

IV. ENTERING INTO OF THE FINANCE LEASE FRAMEWORK AGREEMENT WITH CHINALCO LEASE AND THE PROPOSED CAP THEREUNDER

1. BACKGROUND

References are made to the announcement of the Company dated 13 November 2015 and the supplemental circular of the Company dated 14 December 2015, in relation to, among others, the Existing Finance Lease Framework Agreement entered into between the Company and Chinalco Lease, which will expire on 31 December 2018. Reference is also made to the announcement of the Company dated 17 September 2018, in relation to the renewal of the Finance Lease Framework Agreement between the Company and Chinalco Lease.

2. THE FINANCE LEASE FRAMEWORK AGREEMENT

2.1 Date

17 September 2018

2.2 Parties

(1) the Company (as the lessee, for itself and on behalf of its subsidiaries); and

(2) Chinalco Lease (as the lessor, for itself and on behalf of its subsidiaries)

2.3 Term

From 1 January 2019 to 31 December 2021.

2.4 Methods and Arrangements of Finance Lease

The Company proposed to obtain the financing by way of finance leasing arrangements, including but not limited to: (1) direct leasing arrangements, under which, Chinalco Lease will directly purchase the new equipment as required by the Company and lease the same to the Company for its use, while the Company will pay rental to Chinalco Lease accordingly and, upon expiry of the lease term, will purchase the assets from Chinalco Lease at a specific price after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements; and (2) sale-and-leaseback arrangements, under which, the Company will sell its own assets to Chinalco Lease to obtain financing, and then lease back the sold assets and pay rental to Chinalco Lease until expiry of the lease term when the Company will repurchase the assets from Chinalco Lease after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements. The scope of the assets under the finance lease includes production equipment in relation to alumina, electrolytic aluminum, mining and energy power etc., and the carrying amount of such assets shall be not less than the principal amount under the finance lease in any event.

2.5 Financing Amount

At any time within the validity period of the Finance Lease Framework Agreement, the financing balance obtained by the Company from Chinalco Lease shall not exceed RMB10 billion. The financing balance represents the aggregate principal amount outstanding under the Finance Lease Framework Agreement plus any lease interest, commission fees and other expenses, if applicable, incurred from the beginning of that year to that exact point of time.

2.6 Financing Costs and Payment Methods

The financing costs mainly include lease interest and commission fees, etc. The costs of finance leasing services provided by Chinalco Lease shall not be higher than the financing costs of services of same or similar nature provided by independent third party finance lease companies in the PRC (the after-tax internal rate of return shall prevail). The lease interest shall be determined with reference to the benchmark interest rates for RMB-denominated loans published by the People's Bank of China on a regular basis; if such rates are not available, then the lease interest shall be determined with reference to the interest rates charged or quoted by other major finance institutions for providing services of same or similar nature. The Company and Chinalco Lease will, based on the actual cash flows, design flexible payment methods, including but not limited to payment of principal in equal instalments on a quarterly basis, payment of principal and interest in equal instalments on a quarterly basis, payment of principal in unequal instalments on a quarterly basis, payment of principal in equal instalments on a semi-annual basis, payment of principal and interest in equal instalments on an annual basis, etc.

2.7 Legal Title of the Leased Assets and Repurchase

During the term of the finance lease operated under the Finance Lease Framework Agreement, the legal title of the leased assets shall be vested in Chinalco Lease. Upon expiry of such term, the Company will repurchase the leased assets together with the corresponding legal title from Chinalco Lease at a nominal price of not more than RMB1.

2.8 Effectiveness of the Agreement

The Finance Lease Framework Agreement shall become effective upon being approved by the competent bodies of each party (including the Independent Shareholders) and signed and sealed by both parties and their duly authorised representatives.

Subject to the Finance Lease Framework Agreement, the Company and Chinalco Lease shall further enter into separate operative contracts or agreements in respect of provision of specific finance leasing services and determine the specific terms of the transaction. Such separate operative contracts or agreements shall be in compliance with the principles and terms of the Finance Lease Framework Agreement, as well as the requirements of the applicable laws.

3. PROPOSED CAP UNDER THE FINANCE LEASE FRAMEWORK AGREEMENT AND THE BASIS FOR DETERMINING THE PROPOSED CAP

Taking into account the Group's future business development plans and its needs for the finance leasing services provided by Chinalco Lease in the course of its daily operation and development, the Company proposes to set the financing balance (i.e. the proposed cap) under the Finance Lease Framework Agreement at RMB10 billion, which means that at any time within the term of the Finance Lease Framework Agreement (from 1 January 2019 to 31 December 2021), the financing balance obtained by the Group from Chinalco Lease shall not exceed RMB10 billion. The financing balance represents the aggregate principal amount outstanding during the lease term plus any lease interest, commission fees and other expenses, if applicable, incurred from the beginning of that year to that exact point of time under the Finance Lease Framework Agreement.

The proposed cap has been determined by the Company with reference to the following factors:

(i) the Group's future business development plans and its demand for the finance leasing services provided by Chinalco Lease in the course of its daily operation and development. Currently, the Group has various mines, alumina and alloy projects under construction and in the pipeline. Pursuant to the budget of capital expenditure of the Group, the Group will maintain continuous investment in such projects from 2019 to 2021 and the capital demand is expected to increase significantly in the future. As at 31 December 2017, the total net carrying amount of the Group's machinery and equipment amounted to approximately RMB53.4 billion, which was more than 5 times the proposed cap for the transactions contemplated under the Finance Lease Framework Agreement. The proposed cap for the transactions under the Finance Lease Framework Agreement is the maximum of the daily financing balance obtained by the Group from Chinalco Lease from 1 January 2019 to 31 December 2021. Given the demand for finance lease is influenced by the size of assets, the Group's demand for finance lease will increase compared with the previous years as the Group estimates that continuous investment in the above projects and formation of assets will increase in the following three years. Therefore, the daily financing balance obtained by the Group from Chinalco Lease from 2019 to 2021 is determined to be RMB10 billion. The Company believes that the finance leasing services are featured with flexibility, low financing cost and rapid capital collection. Therefore, the provision of finance leasing services to the Group by Chinalco Lease will improve the capital utilization efficiency. Considering the business model of the Group, the finance leasing services also represent a relatively ordinary financing method for the Group. The Group has prescribed the Regulation on Capital Management of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司資金管理辦法》) and other policies and documents

on the management of the finance leasing business of the Group. The Group has strictly abided by relevant policies in previous years and will continue to manage the finance leasing business strictly according to the internal policies on strengthening financing management prescribed by the Group to prevent relevant financing risks;

(ii) the current financing market conditions, the interest rate and the potential adjustments to be made by the People's Bank of China to the benchmark interest rates for RMB-denominated loans in the future. In the case of any adjustment to the benchmark interest rates for RMB-denominated loans made by the People's Bank of China in the future, the lease interest specified in the newly-signed separate operative agreements will be determined with reference to the adjusted benchmark interest rates for RMB-denominated loans;

Note: the existing benchmark interest rates for RMB-denominated loans published by the People's Bank of China are as follows:

- 4.35% for loans with a term not more than six months;
- 4.35% for loans with a term over six months but not more than one year;
- 4.75% for loans with a term over one year but not more than three years;
- 4.75% for loans with a term over three years but not more than five years; and
- 4.90% for loans with a term over five years.

(iii) the nature and the carrying amount of the leased assets. The carrying amount of the leased assets shall not be less than the principal amount under the finance lease in any event; and

(iv) provision of approximately 5% buffer for unexpected fluctuations in the growth of the financing balance during the term of the Finance Lease Framework Agreement.

In conclusion, the Board is of the view that the proposed cap for the transactions contemplated under the Finance Lease Framework Agreement is fair and reasonable, and in the interests of the Company and its Shareholders as a whole.

During the period from 1 January 2016 to the Latest Practicable Date, the maximum balance of financing obtained by the Group from Chinalco Lease amounted to approximately RMB3,202 million. The Board confirmed that as at the Latest Practicable Date, the financing balance acquired by the Group from Chinalco Lease did not exceed the proposed cap under the Existing Finance Lease Framework Agreement.

The Company has adopted a set of effective internal control measures to supervise the continuing connected transactions of the Company. Prior to entering into operative agreements, the authorized departments of the Company will review and assess the specific terms and conditions of the transactions to ensure their consistency with the Finance Lease Framework Agreement and determine the lease interest and commission fees with reference to the current market conditions and the prices charged or quoted by at least two independent third parties for providing services of similar nature and comparable size under normal trading conditions around that time. The financial department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the audit committee of the Board will strictly review the continuing connected transactions on a continuing basis to ensure the integrity and effectiveness of the internal control measures regarding continuing connected transactions. The Board considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the continuing connected transactions are appropriate and that the procedures and measures above will give sufficient assurance to the Shareholders that the continuing connected transactions under the Finance Lease Framework Agreement will be appropriately monitored by the Company.

4. REASONS FOR AND BENEFITS OF ENTERING INTO THE FINANCE LEASE FRAMEWORK AGREEMENT

In respect of the finance leasing services provided to the Group by Chinalco Lease, the financing costs are not higher than those of the services of same or similar nature provided by independent third party finance lease companies in the PRC. In addition, Chinalco Lease is able to design the repayment method based on the actual conditions of the Group in a flexible way and provide financing in a timely and convenient manner, which allow the Group to optimize its financial management, improve its capital usage efficiency and reduce financing costs and risks and thus will facilitate and smooth the business development and operations of the Group.

The Directors (including the independent non-executive Directors) are of the view that the transactions contemplated under the Finance Lease Framework Agreement were negotiated on arm's length basis and entered into in the ordinary course of business of the Company on normal commercial terms or better, and the terms of the Finance Lease Framework Agreement, transactions contemplated thereunder and the proposed cap thereof are fair and reasonable, and are in the interests of the Company and its Shareholders as a whole.

5. IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the Latest Practicable Date, Chinalco Lease is a subsidiary of Chinalco, the controlling Shareholder of the Company, and thus is a connected person of the Company under the Hong Kong Listing Rules. Therefore, the transactions constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the entering into of the Finance Lease Framework Agreement and the transactions contemplated thereunder exceeds 5%, the transactions shall be subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As Mr. Yu Dehui and Mr. Ao Hong, both being Directors, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution in respect of the transactions contemplated under the Finance Lease Framework Agreement. Save as disclosed above, none of the other Directors has any material interest in the transactions contemplated under the Finance Lease Framework Agreement and therefore, none of them has abstained from voting on such Board resolution.

The Company has appointed VBG Capital as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to, inter alia, whether the continuing connected transactions contemplated under the Finance Lease Framework Agreement and the proposed cap thereof are fair and reasonable and in the interests of the Company and its Shareholders as a whole. The Independent Board Committee has been formed to advise the Independent Shareholders in respect of, inter alia, the continuing connected transactions contemplated under the Finance Lease Framework Agreement and the proposed cap thereof.

6. INFORMATION OF THE PARTIES

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal and other resources; production, sales and technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Information on Chinalco Lease

Chinalco Lease is a limited liability company incorporated in the PRC and principally engaged in finance leasing business; leasing business; purchasing leased assets from abroad and domestic vendors; residue value disposal and maintenance of the leased assets; and lease transaction consultation and guarantee business, etc.

V. PROPOSED ELECTION OF EXECUTIVE DIRECTOR

References are made to the announcements of the Company dated 25 May 2018 and 20 November 2018, in relation to (among others) the resignation of a non-executive Director and the proposed appointment of an executive Director.

As Mr. Liu Caiming resigned as a Director of the Company on 25 May 2018, the Company is required to elect a Director to fill the vacancy in accordance with the Articles of Association of the Company. As reviewed and approved by the Nomination Committee of the sixth session of the board of Directors of the Company, and upon consideration and approval at the 34th meeting of the sixth session of the Board convened on 20 November 2018, it was resolved to nominate Mr. Zhu Runzhou ("**Mr. Zhu**") as a candidate for an executive Director of the sixth session of the Board of the Company. The appointment of Mr. Zhu is still subject to Shareholder's approval at the EGM.

The biographical details of Mr. Zhu are as follows:

Mr. Zhu Runzhou, aged 54, is currently the vice president of the Company. Mr. Zhu graduated from Wuhan University, majoring in software engineering, with a master degree in engineering. He is a senior engineer of outstanding performance. Mr. Zhu has extensive experience in energy, technologies on power plants and corporate operation and management. He had successively served as the inspection director, operation director and director of the fuel division of Gansu Jingyuan Power Plant* (甘肅靖遠發電廠), the deputy chief engineer, director of the inspection department and director of the first repairing department of Gansu Jingyuan Power Plant as well as the manager of Huaming Branch of Gansu Guangming Supervisory Engineering Company* (甘肅光明監理工程公司華明分公司). Mr. Zhu also served as the chairman of the labour union, the standing director of the employee stock holding committee and the deputy general manager of Gansu Jingyuan First Power Co., Ltd.* (甘肅靖遠第一發電有限責任公司), the chairman of Baiyin Huadian Water Supply Co., Ltd.* (白銀華電供水有限公司), head of Guodian Kaili Power Plant* (國電凱里發電廠), director of the preparatory office of the technical transformation program of Guodian in Duyun City, deputy general manager of Guodian Guizhou Branch, deputy general manager of Guodian Yunnan Branch and general manager of Guodian Power Xuanwei Power Generation Co., Ltd.* (國電電力宣威發電有限責任公司), deputy general manager and general manager of Guodian Guangxi Branch, deputy general manager of the energy management department of Aluminum Corporation of China Limited* and deputy general manager of Chalco Energy Co., Ltd.* (中鋁能源有限公司),

a director and the general manager of Chalco Ningxia Energy Group Co., Ltd.* (中鋁寧夏能源集團有限公司), the general manager of Chalco Xinjiang Aluminum Power Co., Ltd.* (中鋁新疆鋁電有限公司), the chairman of Chalco Ningxia Energy Group Co., Ltd. and the general manager of Chalco Xinjiang Aluminum Power Co., Ltd.

Mr. Zhu has confirmed that, save as disclosed above, as at the Latest Practicable Date, Mr. Zhu did not hold any directorship in any other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years, and he does not have any relationship with any Director, senior management, substantial shareholder or controlling Shareholder of the Company, nor does he hold any position in the Company or any of its subsidiaries. As at the Latest Practicable Date, Mr. Zhu does not have nor is deemed to have any interest in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)).

Save as disclosed above, the Board is not aware of any other matter in respect of the proposed election of Mr. Zhu that is required to be disclosed pursuant to the requirements set out in Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules, nor is there any matter that needs to be brought to the attention of the Shareholders.

The term of office of Mr. Zhu will commence from the date of approval at the EGM and expire on the election of the seventh session of the Board. The Company will enter into a service contract with Mr. Zhu after his election as an executive Director of the sixth session of the Board is approved at the EGM, and determine his remuneration according to the relevant remuneration policies of the Company.

VI. PROPOSED ELECTION OF SUPERVISOR

Reference is made to the announcement of the Company dated 20 November 2018, in relation to (among others) change of supervisor.

The supervisory committee of the Company (the "**Supervisory Committee**") received the written resignation submitted by Mr. Liu Xiangmin ("**Mr. Liu**") on 20 November 2018. Mr. Liu resigned as the chairman of the Supervisory Committee of the Company due to change in work arrangements, and would cease to be a supervisor of the Company. Mr. Liu's resignation will take effect after new supervisor of the six session of Supervisory Committee is elected at the EGM.

Mr. Liu has confirmed that he has no disagreement with the Board, the Supervisory Committee or the Company and there are no matters relating to his resignation that need to be brought to the attention of the Shareholders of the Company.

The Company hereby would like to express its appreciation to Mr. Liu for his valuable contributions to the Company during his tenure of office as the chairman of the Supervisory Committee of the Company.

As Mr. Liu intended to resign as a supervisor of the Company, the Company is required to elect a supervisor to fill the vacancy in accordance with the Articles of Association of the Company. As advised by Chinalco, the controlling Shareholder of the Company, and upon consideration and approval at the 14th meeting of the sixth session of the Supervisory Committee convened on 20 November 2018, it was resolved to nominate Mr. Ye Guohua ("**Mr. Ye**") as a candidate for a supervisor of the sixth session of the Supervisory Committee of the Company. The appointment of Mr. Ye is still subject to Shareholder's approval at the EGM.

The biographical details of Mr. Ye are as follows:

Ye Guohua, aged 50, is currently a member of the Communist Party Committee and a chief accountant of Aluminum Corporation of China. Mr. Ye graduated from Shanghai University of Finance and Economics, majoring in accounting, with a bachelor degree in economics and is a senior accountant. Mr. Ye has extensive experience in financial management and accounting. He had successively served as the director of accounting department of the refinery of Shanghai Gaoqiao Petrochemical Company*(上海高橋石油化工公司), the deputy chief accountant and head of accounting department of Sinopec Shanghai Gaoqiao Branch* (中國石化股份公司上海高橋分公司), the chief financial officer, executive director, a member of the Party Committee, deputy general manager of Sinopec Shanghai Petrochemical Company Limited* (上海石油化工股份有限公司), the director of accounting department of China Petroleum & Chemical Group Corporation* (中國石油化工集團公司), the chairman of Century Bright International Investment Company* (盛駿國際投資有限公司), the chairman of Sinopec Insurance Limited* (中石化保險有限公司), the vice chairman of Taiping & Sinopec Financial Leasing Co., Ltd.*(太平石化金融租賃有限責任公司), a director of Sinopec Finance Co.,Ltd.* (中石化財務有限責任公司), and a director of Sinopec Oilfield Service Corporation* (中石化石油工程技術服務股份有限公司).

Mr. Ye has confirmed that, save as disclosed above, as at the Latest Practicable Date, Mr. Ye did not hold any directorship in any other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years, and he does not have any relationship with any Director, senior management, substantial shareholder or controlling Shareholder of the Company, nor does he hold any position in the Company or any of its subsidiaries. As at the Latest Practicable Date, Mr. Ye does not have nor is deemed to have any interest in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)).

Save as disclosed above, the Company is not aware of any other matter in respect of the proposed election of Mr. Ye that is required to be disclosed pursuant to the requirements set out in Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules, nor is there any matter that needs to be brought to the attention of the Shareholders.

The term of office of Mr. Ye will commence from the date of approval at the EGM and expire on the election of the seventh session of the Supervisory Committee. The Company will enter into a service contract with Mr. Ye after his election as a supervisor of the sixth session of the Supervisory Committee is approved at the EGM, and determine his remuneration according to the relevant remuneration policies of the Company.

VII. EGM

A notice concerning the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 11 December 2018 (the "**Notice of EGM**") has been despatched to the Shareholders on 26 October 2018. The Supplemental Notice of EGM dated 26 November 2018 is enclosed with this supplemental circular, for the purpose of informing the Shareholders of the new resolutions to be submitted to the EGM for consideration and approval. The resolutions, which are originally scheduled to be submitted to the EGM for approval as contained in the Notice of the EGM, remain unchanged. A revised form of proxy of EGM (the "**Revised Form of Proxy of EGM**") which is enclosed with the Supplemental Notice of EGM has been despatched to the Shareholders on 26 November 2018.

Important Notice: The Revised Form of Proxy of EGM supersedes the form of proxy which was enclosed with the circular and the notice dated 26 October 2018 in relation to the EGM (the "Original Form of Proxy of EGM") and has been dispatched to the Shareholders. Shareholders who have duly completed and returned the Original Form of Proxy of EGM shall note that the Original Form of Proxy of EGM is no longer applicable to the EGM.

A reply slip for use at the EGM, together with the Notice of EGM, have been despatched to the Shareholders and the reply slip is also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the EGM should have completed and returned the reply slip in accordance with the instructions printed thereon on or before Tuesday, 20 November 2018. Shareholders who intend to appoint a proxy to attend the EGM and to vote on the resolutions set out in the Notice of EGM and the Supplemental Notice of EGM are requested to complete and return the Revised Form of Proxy of EGM in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the Revised Form of Proxy of EGM will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

For particulars of other resolutions proposed at the EGM, eligibility for attending the EGM, registration procedures for attending the EGM, closure of register of members and other matters regarding the EGM, please refer to the Notice of EGM and the circular of the Company dated 26 October 2018.

Chinalco and its associates held an aggregate of 5,419,610,988 Shares in the Company (representing approximately 36.36% of the issued share capital of the Company) as at the Latest Practicable Date (among these Shares, Chinalco directly holds 5,012,816,939 A Shares in the Company, and holds 238,377,795 A Shares and 7,140,254 A Shares, respectively, through Baotou Aluminum (Group) Co., Ltd. and Chinalco Shanxi Aluminum Co., Ltd., and 161,276,000 H Shares through Aluminum Corporation of China Overseas Holdings Limited, each being its subsidiary), shall abstain from voting on the resolutions for approving (i) the renewal of the Daily Continuing Connected Transactions with Chinalco; (ii) the entering into of the Factoring Cooperation Agreement; and (iii) the entering into of the Finance Lease Framework Agreement and the proposed caps for each of the transactions. Saved as disclosed above, to the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the proposed resolutions at the EGM.

VIII. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 44 to 45 of this supplemental circular, which contains its recommendations to the Independent Shareholders in respect of (1) the renewal of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco, and the respective proposed caps thereunder; (2) the renewal of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco and the proposed caps thereunder; (3) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (4) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder.

Your attention is also drawn to the letter from VBG Capital as set out on pages 46 to 76 of this supplemental circular, which contains its recommendations to the Independent Board Committee and the Independent Shareholders in respect of (1) the renewal of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco, and the respective proposed caps thereunder; (2) the renewal of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco and the proposed caps thereunder; (3) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (4) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder.

The Directors (including independent non-executive Directors) consider that (1) the renewal of the Daily Continuing Connected Transactions with Chinalco and the proposed caps thereunder; (2) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (3) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder are fair and reasonable and in the interests of the Company and its Shareholders as a whole. The Board is of the view that the other resolutions set out in this supplemental circular are also in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the relevant resolutions contained in the Notice of EGM dated 26 October 2018 and the Supplemental Notice of EGM dated 26 November 2018.

IX. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

* *For identification purposes only*

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

26 November 2018

To the Independent Shareholders

Dear Sirs or Madams,

CONTINUING CONNECTED TRANSACTIONS:
(1) RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO AND THE PROPOSED CAPS THEREUNDER;
(2) ENTERING INTO OF THE FACTORING COOPERATION AGREEMENT WITH CHINALCO FACTORING AND THE PROPOSED CAP THEREUNDER;
AND
(3) ENTERING INTO OF THE FINANCE LEASE FRAMEWORK AGREEMENT WITH CHINALCO LEASE AND THE PROPOSED CAP THEREUNDER

We refer to the supplemental circular of the Company dated 26 November 2018 to the Shareholders of the Company (the "**Supplemental Circular**"), of which this letter forms part (terms defined in the Supplemental Circular shall have the same meanings when used in this letter, unless the context requires otherwise).

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of (1) the renewal of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco, and the respective proposed caps thereunder; (2) the renewal of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco and the proposed caps thereunder; (3) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (4) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder.

VBG Capital has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 46 to 76 of the Supplemental Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 43 of the Supplemental Circular and the additional information set out in the appendix to the Supplemental Circular.

Having taken into account the details of (1) the renewal of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco, and the respective proposed caps thereunder; (2) the renewal of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco and the proposed caps thereunder; (3) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (4) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder, and having considered the interests of the Company and the Independent Shareholders, as well as the advice of VBG Capital, we consider that the aforesaid continuing connected transactions and the proposed caps thereunder are on normal commercial terms or better and in the ordinary or usual course of business of the Company, and the terms and details thereof are fair and reasonable and are in the interest of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions to be proposed at the EGM approving (1) the renewal of the Daily Continuing Connected Transactions with Chinalco and the proposed caps thereunder; (2) the entering into of the Factoring Cooperation Agreement with Chinalco Factoring and the proposed cap thereunder; and (3) the entering into of the Finance Lease Framework Agreement with Chinalco Lease and the proposed cap thereunder.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David
Independent non-executive Directors

* *For identification purpose only*

Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions for the purpose of inclusion in this supplemental circular.

建泉融資有限公司
VBG Capital Limited

18/F., Prosperity Tower
39 Queen's Road Central
Hong Kong

26 November 2018

To: *The independent board committee and the independent shareholders of Aluminum Corporation of China Limited*

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the renewal of the continuing connected transactions as listed below (the "**Continuing Connected Transactions**"), details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 26 November 2018 issued by the Company to the Shareholders (the "**Supplemental Circular**"), of which this letter of advice forms part. Terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed "Definitions" in the Supplemental Circular unless the context requires otherwise.

(i) the existing expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco;

(ii) the existing revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco;

(iii) the existing expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco;

(iv) the transactions contemplated under the Existing Factoring Cooperation Agreement between the Company and Chinalco Factoring; and

(v) the transactions contemplated under the Existing Finance Lease Framework Agreement between the Company and Chinalco Lease.

According to the Letter from the Board, the aforesaid Continuing Connected Transactions constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules and are subject to the reporting, announcement and independent shareholders' approval requirements.

The Independent Board Committee comprising Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement, the Factoring Cooperation Agreement and the Finance Lease Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the respective resolutions to approve the Continuing Connected Transactions at the EGM. We, VBG Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

OUR INDEPENDENCE

As at the Latest Practicable Date, apart from having acted as the independent financial adviser of the Company relating to (i) a continuing connected transaction in relation to the new financial services agreement with Chinalco Finance Co., Ltd. which a supplemental circular dated 5 December 2017 was issued; (ii) a discloseable and connected transaction in relation to the proposed issuance of new A shares for acquisition which a circular dated 31 August 2018 was issued; and (iii) the existing engagement in relation to the Continuing Connected Transactions, we did not have any business relationship with the Company within the past two years. Save for the normal fees payable to us in connection with this appointment, no arrangement exists whereby we shall receive any fees or benefits from the Company and its subsidiaries or the Directors, chief executive or substantial shareholders of the Company or any of their associates. We consider ourselves independent to form our opinion in respect of the Continuing Connected Transactions.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Continuing Connected Transactions, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Group (including but not limited to those contained or referred to in the announcements of the Company regarding the Continuing Connected Transactions and the Supplemental Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Group were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the Supplemental Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of

the Group in the Supplemental Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Supplemental Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Supplemental Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Supplemental Circular or the Supplemental Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Supplemental Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs or future prospects of the Group, Chinalco, Chinalco Factoring, Chinalco Lease or their respective shareholders, subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Continuing Connected Transactions. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Shareholders should note that as the proposed annual caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2021, and they do not represent forecasts of revenues or costs to be recorded from the Continuing Connected Transactions. Consequently, we express no opinion as to how closely the actual revenue and cost to be incurred under the Continuing Connected Transactions will correspond with the proposed annual caps.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources but we did not conduct any independent investigation into the accuracy and completeness of such information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Continuing Connected Transactions, we have taken into consideration the following principal factors and reasons:

1. BACKGROUND OF THE CONTINUING CONNECTED TRANSACTIONS

Business and financial overview of the Group

The Company is a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal and other resources; production, sales and technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Set out below is a summary of the consolidated financial information of the Group for the six months ended 30 June 2018 and the two years ended 31 December 2017 as extracted from the Company's interim report for the six months ended 30 June 2018 (the "**2018 Interim Report**"), and its annual report for the year ended 31 December 2017 (the "**2017 Annual Report**"), respectively:

	For the six month ended 30 June 2018	**For the year ended 31 December 2017**	**For the year ended 31 December 2016**
	(unaudited)	*(audited)*	*(audited and restated)*
	RMB'000	*RMB'000*	*RMB'000*
Revenue	82,056,113	180,080,750	144,228,916
Profit for the period/year	1,360,713	2,363,949	1,221,373

As depicted by the above table, the Group's total revenue for the year ended 31 December 2017 was approximately RMB180.1 billion, representing a substantial increase of approximately 24.9% as compared to that of the prior year. With reference to the 2017 Annual Report, such increase was primarily due to the increase in product prices as well as sales volume. During the same year under review, the Group's net profit also rose from approximately RMB1.2 billion to approximately RMB2.4 billion, representing a substantial increase of approximately 93.6%. With reference to the 2017 Annual Report, such increase was mainly attributable to the considerable increase in the gross profit of the main products of the Company as a result of supply-side structural reform.

As advised by the Directors, going forward, the Company will leverage on the benefit of supply-side structural reform and commit itself to the work for turning around and extricating from the plight of loss, transformation and upgrading, as well as reform and development. The Company is committed to sustaining its leadership in the domestic market and insists on extending the front-end of the industrial chain and developing the high-end of the value chain. It has established the general direction of "scientifically consolidating upstream businesses, optimising and adjusting midstream businesses and expanding into downstream businesses". The Company will promote reform in terms of quality, efficiency and power, and will accelerate structural adjustment and promote transformation and upgrading. In addition, the Company will increase international cooperation in production capacity and enhance its operation capacity as a global player, and to solidly strengthen, optimise and expand its business.

Information on the parties involved

Information on Chinalco

As referred to in the Letter from the Board, Chinalco is a wholly state-owned limited liability company incorporated in the PRC and a controlling shareholder of the Company, whose entities and business were contributed to the Company upon the Company's establishment. The principal activities of Chinalco include the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products, etc.

Information on Chinalco Factoring

As referred to in the Letter from the Board, Chinalco Factoring is a company incorporated in the PRC with limited liability, and is principally engaged in the provision of trade financing service by way of accounts receivable transferred; settlement, management and collection of accounts receivable; management of sales ledger; investigation and evaluation of clients' credits; relevant advisory services.

Information on Chinalco Lease

As referred to in the Letter from the Board, Chinalco Lease is a limited liability company incorporated in the PRC and is principally engaged in the finance leasing business; leasing business; purchasing leased assets from abroad and domestic vendors, residue value disposal and maintenance of the leased assets; and lease transaction consultation and guarantee business, etc.

Overview of the aluminium industry

Application of products

The industrial chain of aluminium mainly consists of four parts: bauxite mining, alumina refining, primary aluminium production and aluminium processing. The first part is the mining of bauxite, followed by the purification of bauxite to produce alumina and the production of primary aluminium by electrolysis of molten alumina. Primary aluminium can be further processed into various aluminium materials, aluminium alloys and aluminium powders. According to application, alumina can be roughly divided into two major categories: one is used as raw material for electrolytic production of metallic aluminium, known as metallurgical alumina, and the other is non-metallurgical alumina used in other fields. Among the alumina products, metallurgical alumina accounts for the majority of the total production, while non-metallurgical alumina only accounts for a small part.

Metallurgical alumina is the main raw material for producing primary aluminium, and thus its demand is closely related to the demand for primary aluminium. Attributable to its excellent properties of lightness, electrical conductivity, thermal conductivity, plasticity, corrosion resistance, etc., primary aluminium is widely used in many industries, including transportation, construction, packaging, real estate and aerospace industries. Therefore, most countries in the world have substantial demand for aluminium and aluminium related products in the course of their economic development.

Supply and demand trend within the PRC

With reference to the statistics released by the National Bureau of Statistics of China (www.stats.gov.cn), from 2001 to 2016, production of primary aluminium and metallurgical alumina in the PRC increased every year, and the growth of primary aluminium and metallurgical alumina production peaked in 2007 and 2006 respectively, with year-on-year increase of approximately 33.2% and 54.3%, respectively. After 2011, the production growth of primary aluminium and metallurgical alumina as a whole showed a declining trend due to the reduction in output of the aluminium industry and the lagging of new production capacity. At the end of 2015, due to continual losses, the PRC's aluminium companies even started to cut production in a large scale. As a result of production cut, the production of primary aluminium and metallurgical alumina in the PRC only increased by approximately 3.9% and 3.3% respectively in 2016, both being the lowest growth rates since 2010.

On the other hand, the consumption of primary aluminium in the PRC increased from approximately 3.6 million tons in 2001 to approximately 32.8 million tons in 2016, representing a compound annual growth rate of approximately 15.7%, which was much higher than the global average. According to the market report of Beijing Antaike Information Development Co., Ltd. (* *for identification purpose only*) (北京安泰科信息開發有限公司) (an affiliate of the Nonferrous Metals Technology and Economic Research Institute under the China Nonferrous Metals Industry Association), it was estimated that the consumption of primary aluminium in the PRC will reach approximately 35.4 million tons in 2017, representing an increase of approximately 7.9% as compared to the prior year.

Pricing and technology

From 2005 to 2015, the production capacity of the aluminium industry expanded dramatically. The production capacities of primary aluminium and metallurgical alumina had respectively increased from approximately 10.8 million tons in 2005 to approximately 38.9 million tons in 2015, and approximately 8.5 million tons in 2005 to approximately 69.7 million tons in 2015, resulting in fierce market competition. Even though the consumption of primary aluminium in the PRC also increased significantly, in the context of greater supply than demand, coupled with the impact of international and domestic macroeconomic downturns, the domestic aluminium price had been declining since the financial crisis in 2008. By the end of 2015, the price of primary aluminium dropped to approximately RMB9,620 per ton, resulting in an industry-wide loss.

Since 2016, due to the stabilisation of the PRC's economic growth and the supply-side reform, aluminium price has gradually recovered. According to the market report of Beijing Antaike Information Development Co., Ltd.* (北京安泰科信息開發有限公司), the domestic and international aluminium price rose sharply in 2017. The average price of LME Aluminum Alloy 3 Month in 2017 was approximately 23.3% higher as compared to 2016, and the average price of SHFE Aluminum Alloy 3 Month in 2017 was approximately 21.2% higher as compared to 2016.

Currently, the PRC's aluminium industry is basically in line with the international level with mature production technology. According to the International Aluminium Association, from 1998 to 2016, the primary aluminium smelting energy intensity and metallurgical alumina refining energy intensity in the PRC were continuously reducing, which had increased the production efficiency of primary aluminium and metallurgical alumina and effectively reduced production costs. In 2016, the domestic primary aluminium smelting energy intensity and metallurgical alumina refining energy intensity data were both below the world average levels.

Cost of production

Based on the Nonferrous Metal Research Report released by CITIC Futures Limited in September 2018, Shanxi Province of the PRC has abundant bauxite resources, and its bauxite reserves account for around 14% of the PRC's total reserves. Since March 2018, mine management work has been carried out in Shanxi Province by government, and non-compliant bauxite mines have been shut down for rectification. The output of bauxite in the region has therefore declined. On the other hand, the environmental-friendly mining remediation of the main alumina producing areas in the PRC affects the supply of bauxite and alumina; while the export demand driven by the foreign alumina shortage has led to an increase in demand for alumina in the PRC. The cost of bauxite mining and the price of alumina are expected to further increase under the impact of the aforementioned factors. In 2017, the domestic price of metallurgical alumina has already risen to approximately RMB3,700 per ton, representing an increase of approximately 60% as compared to its lowest level earlier in the year. Overall, both the mining enterprises and the alumina plants have expressed their concerns about the supply of bauxite, and expected that the supply tension will be intensified, and the price of alumina will increase further.

Favourable government policies

In recent years, a series of industry planning policies and related supporting policies and regulations have been promulgated in the PRC, which mainly include《有色金屬產業調整和振興規劃》(2009) (Regulations for Nonferrous Metals Industry Adjustment and Rejuvenation (2009)*),《鋁行業規範條件》(工信部公告2013 年第36號)(Aluminum Industry Specification Rules (Announcement No. 36 of 2013, Ministry of Industry and Information Technology)*),《鋁工業"十二五"發展規劃》(Twelfth Five Year Development Plan of Aluminum Industry*),《關於抑制部分行業產能過剩和重複建設引導產業健康發展的若干意見》(國發(2009) 38 號)(Several Opinions on Suppressing Overcapacity and Duplicate Construction in Some Industries and to Guide the Healthy Development of Industries ((2009) No. 38, State Council)*),《國務院關於化解產能嚴重過剩矛盾的指導意見》(國發(2013) 41 號)(Guiding Opinions of the State Council on Resolving the Contradiction of Serious Overcapacity ((2013) No. 41, State Council)*),《關於印發<清理整頓電解鋁行業違法違規項目專項行動工作方案>的通知》(發改辦產業(2017) 656 號)(Announcement on Issuing a Special Action Plan for Clearing up the Illegal Projects in the Electrolytic Aluminum Industry ((2017) No. 656, Development and Reform Office)*) and《京津冀及周邊地區2017 年大氣污染防治工作方案》(環大氣(2017) 29 號)("Work Plan for Air Pollution Prevention and Control in 2017 for Beijing, Tianjin, Hebei and Surrounding Areas ((2017) No. 29, Environmental Protection Department)*). The aforesaid policies and regulations aim at eliminating outdated production capacity, improving energy conservation, reducing emissions and encouraging aluminium companies to conduct mergers and acquisitions and reorganisation, and are overall conducive to the healthy, orderly and long-term development of the aluminium industry in the PRC.

2. THE GENERAL AGREEMENT ON MUTUAL PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES

Reasons for and possible benefits of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

As extracted from the Letter from the Board, given the long-term business relationship between the Group and Chinalco, the Directors consider that that it is in the Company's interest to renew and continue with the existing continuing connected transactions since the Group can (i) acquire prompt and stable supply of products and services from Chinalco, thus lowering the operating risks and costs and facilitating the Company's routine management on production; and (ii) provide part of the products and services to Chinalco to avoid the risk of market fluctuations.

Since it is in the Company's interest to renew and continue with the existing continuing connected transactions with Chinalco such that the Group can be offered the flexibility to (i) acquire prompt and stable supply of products and services from Chinalco on normal commercial terms; and (ii) provide part of its products and services to Chinalco on normal commercial terms, we concur with the Directors that the entering into of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group.

Principal terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Summarised below are the principal terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

Date of the initial agreement: 5 November 2001

Date of the supplemental agreement: 17 September 2018

Parties:

(1) Chinalco as both provider and recipient (for itself and on behalf of its subsidiaries); and

(2) The Company as both provider and recipient (for itself and on behalf of its subsidiaries)

Term: Three years from 1 January 2019 to 31 December 2021

Nature of transactions:

(a) Supplies and ancillary services provided by Chinalco to the Company:

(i) *Supplies:* carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services;

(ii) *Storage and transportation services*: vehicle transportation, loading, railway transportation and other relevant or similar services; and

(iii) *Ancillary production services:* communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(b) Supplies and ancillary services provided by the Company to Chinalco:

(i) *Products:* aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, pitch and other relevant or similar supplies; and

(ii) *Supporting services and ancillary production services:* water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Price determination:

(a) Provision of products and ancillary services by Chinalco to the Company:

(i) *Supplies:* the price is determined with reference to the comparable local market prices, which refer to prices arrived at with reference to those charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions around the time.

(ii) *Storage and transportation services:* the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs, being the normal profit margin of such services provided by Chinalco to the Company and is not higher than the profit margin charged to independent third parties.

(iii) *Ancillary production services:* the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs, being the normal profit margin of such services provided by Chinalco to the Company and is not higher than the profit margin charged to independent third parties.

(b) Provision of products and ancillary services by the Company to Chinalco:

(i) *Products:*

- Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange are weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange.

- Aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange.

- Other products: the price is determined with reference to the contractual price or the comparable local market price. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs, being the normal profit margin of such products provided by the Company to Chinalco and is not lower than the profit margin charged to independent third parties.

(ii) *Supporting services and ancillary production services:*

- Electricity supply: the price is determined with reference to the government-prescribed price, which refers to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province published on their websites from time to time.

- Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs, being the normal profit margin of such services provided by the Company to Chinalco and is not lower than the profit margin charged to independent third parties.

- Other services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

Payment term: Payment on delivery (payment shall generally be made (i) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (ii) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favourable than those under comparable transactions between the Company and independent third parties.)

For the purpose of assessing the principal terms of the expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, we have requested and obtained a total of around 30 samples of (i) the historical invoices/contracts between the Group (as recipient) and other independent third parties (as provider); and (ii) the invoices/contracts between the Group (as recipient) and Chinalco (as provider) under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, for transactions which are similar in nature to the extent where possible. We consider the aforesaid sample size to be appropriate and sufficient. Upon comparison, we noted that the principal terms such as price level, price determination basis and payment terms offered to the Group by Chinalco are generally in line with those offered by the independent third party providers.

For the purpose of assessing the principal terms of the revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, we have requested and obtained a total of around 45 samples of (i) the historical invoices/contracts between the Group (as provider) and other independent third parties (as recipient); and (ii) the invoices/contracts between the Group (as provider) and Chinalco (as recipient) under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, for transactions which are similar in nature to the extent where possible. We consider the aforesaid sample size to be appropriate and sufficient. Upon comparison, we noted that the principal terms such as price level, price determination basis and payment terms offered by the Group to Chinalco are generally in line with those offered to the independent third party recipients.

Furthermore, as disclosed in depth in the Letter from the Board, we noted that the pricing of the products and services pursuant to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services largely follows a cost-plus approach, under which the reasonable costs mainly comprise the costs of different types of raw materials; whereas the reasonable profit is set at not more than 5% of such costs, after taking consideration of the average profit margin of such products or services provided by Chinalco to the Company (vice versa). We have further discussed with the Directors with regard to such cost-plus approach and obtained from the Company its relevant internal control document to prove that such pricing basis has been duly adopted by the Group. To assess the fairness and reasonableness of the 5% profit margin, we have also independently researched over the Internet, and we noted that as stated in the research report named "Nonferrous Metal Industry In-depth Report" released by Northeast Securities Co., Ltd. (Stock code: SZ000686) on 24 October 2017, and the research report named "2017 Nonferrous Metal Industry Operation and 2018 Work Considerations" released by the Ministry of Industry and Information Technology of the PRC on 28 February 2018, the average profit margin of the PRC's non-ferrous metal industry and the aluminium industry is around 3 to 4% and 3%, respectively. As confirmed by the Directors, the 5% profit margin under the cost-plus approach is a cap only whereby the actual profit margin of each type of products and services under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services will depend on their respective nature and in usual case be lower than 5%. As such, it is considered that the aforesaid 5% cap of the profit margin is acceptable.

With the above being the case, we are of the view that the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual caps

The below table illustrates (i) the actual historical amounts of the expenditure transactions and revenue transactions; and (ii) the proposed annual caps for the expenditure transactions and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

	Actual historical amounts			The proposed annual caps		
	2016	2017	For the six months ended 30 June 2018	2019	2020	2021
						RMB (billion)
Total expenditure transactions	2.223	5.198	1.420	8.6	9.3	10.0
Total revenue transactions	10.938	11.194	5.715	17.7	19.1	20.7

According to the Letter from the Board, in arriving at the proposed annual caps for the expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Directors have considered (i) the overseas platforms, environmental protection and other service businesses that are newly added or expected to be newly added into the agreement and the relevant transaction amount is expected to reach RMB1 billion in each of the coming three years; and (ii) with the gradual recovery of the PRC's economy, the overall commodity price and labour cost will increase accordingly, which will drive up the cost of relevant products or services to be provided by Chinalco. Therefore, the transaction amount is expected to increase by about 8% in each of the three years from 2019 to 2021.

According also to the Letter from the Board, in arriving at the proposed annual caps for the revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Directors have considered that with the gradual recovery of the PRC's economy, the overall commodity price and labour cost will increase, which will drive up the cost of relevant products or services to be provided by the Group. Therefore, the transaction amount is expected to increase by about 8% in each of the three years from 2019 to 2021.

As we noted from the above table, the actual historical amount of the expenditure transactions increased from approximately RMB2.2 billion for the year ended 31 December 2016 to approximately RMB5.2 billion for the year ended 31 December 2017, representing a robust growth of approximately 133.8%. At the same time, the actual historical amount of the expenditure transactions for the year ended 31 December 2017 standalone represented a majority of approximately 60.4% of the proposed annual cap for the expenditure transactions for 2019. From the information we requested from the Company, we noted that certain new subsidiaries of the Company have been set up to engage in the environmental protection and other service business. Accordingly, such transactions will also be included in the expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. If the RMB1 billion of expected transaction arising from the overseas platforms, environmental protection and other service businesses that are newly added or expected to be newly added is also allowed for, the proposed annual cap for 2019 would have already been utilised as to approximately 72.1% (i.e. (RMB5.2 billion + RMB1 billion)/RMB8.6 billion) as a whole. With regard to the revenue transactions, we noted that the actual historical amount for the year ended 31 December 2017 represented a majority of approximately 63.2% of the proposed annual cap for the revenue transactions for 2019.

As illustrated under the sub-section headed "Overview of the aluminum industry" of this letter of advice, due to the stabilisation of the PRC's economic growth and the supply-side reform, aluminium price has recovered since 2016 and rose sharply in 2017. The price of metallurgical alumina, as the raw material for production of primary aluminium, also increased significantly by approximately 60% from its lowest level in 2017, and it is expected that the supply tension of the aluminium industry will be intensified. Moreover, based on our independent research, with reference to the statistics titled "Average Annual Wages of Employed Persons in Urban Non-private Companies in 2017 was RMB74,318" released by the National Bureau of Statistics of China (www.stats.gov.cn) on 15 May 2018, from 2007 to 2016, the average annual wages of employed persons in urban area of the PRC increased persistently at a compound annual growth rate of approximately 11.8%. The average annual wages of employed persons in urban area of the PRC for 2017 was RMB74,318, increasing by approximately 10.0% as compared to the prior year. The increase in price of aluminium and metallurgical alumina, as well as the rising labour cost would likely to increase the price of the products and services under both the revenue and expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. For the above reasons, we concur with the Directors that the 8% expected increase in the transaction amounts, which is forecasted based on the rising commodity price and labour cost, for each of the three years from 2019 and 2021, is acceptable.

Taking into account the foregoing together with the fact that the maximum proposed annual cap of RMB10 billion for the expenditure transactions accounts only for approximately 6.0% of the Group's total cost of sales of approximately RMB165.7 billion for the year ended 31 December 2017; whilst the maximum proposed annual cap of RMB20.7 billion for the revenue transactions accounts only for approximately 11.5% of the Group's total turnover of approximately RMB180.1 billion for the year ended 31 December 2017, we consider that the proposed annual caps for the transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are fair and reasonable so far as the Independent Shareholders are concerned.

3. THE PROVISION OF ENGINEERING, CONSTRUCTION AND SUPERVISORY SERVICES AGREEMENT

Reasons for and possible benefits of the Provision of Engineering, Construction and Supervisory Services Agreement

As extracted from the Letter from the Board, given the long-term business relationship between the Group and Chinalco, the Directors consider that it is in the Company's interest to renew and continue with the existing continuing connected transactions as the Group can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, which is beneficial for project development and construction and business development of the Group.

Since it is in the Company's interest to renew and continue with the existing continuing connected transactions with Chinalco such that the Group can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, we concur with the Directors that the entering into of the Provision of Engineering, Construction and Supervisory Services Agreement is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group.

Principal terms of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement

Summarised below are the principal terms of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement:

Date of the initial agreement: 5 November 2001

Date of the supplemental agreement: 17 September 2018

Parties:	(1) Chinalco as the provider (for itself and on behalf of its subsidiaries); and (2) The Company as the recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2019 to 31 December 2021
Nature of transactions:	Services to be provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations.
Price determination:	*Engineering design:* the price is determined by comparable local market prices or through public bidding on a case by case basis. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions. Price determination through public bidding refers to the prices determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price. *Construction and supervisory services:* the price is determined through public bidding. In such case, the prices will be determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price. *Other relevant services:* the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.

	Separate operative agreements will be entered into under the Provision of Engineering, Construction and Supervisory Services Agreement by the relevant parties from time to time, and the price of the services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.
Payment term:	Payment shall generally be made (i) as to 10% to 20% of the contract price before the provision of the relevant services, up to a maximum of 70% of the contract price during the provision of the relevant services and as to the remaining 10% to 20% of the contract price upon successful provision of the relevant services; (ii) in accordance with the prevailing market practice; or (iii) in accordance with the arrangement to be agreed by the parties. The relevant payment term shall be no less favorable than those under the comparable transactions between the Company and independent third parties.

For our due diligence purpose, we have requested and obtained a total of around 35 samples of (i) the historical invoices/contracts between the Group (as recipient) and independent third parties (as provider); and (ii) the invoices/contracts between the Group (as recipient) and Chinalco (as provider) under the Provision of Engineering, Construction and Supervisory Services Agreement, for transactions which are similar in nature to the extent where possible. We consider the aforesaid sample size to be appropriate and sufficient. Upon comparison of the aforesaid invoices/contracts, we noted that the principal terms offered to the Group by Chinalco are generally in line with those offered by the independent third party providers. Besides, as the price level of the engineering design and construction and supervisory services is mainly set by public bidding in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located, we have further requested the Company to provide us with documents in relation to such public bidding and tender procedure under which different bidders shall compete on equal ground based on the key selection criteria such as qualification and experience and the bidding price.

With the above being the case, we are of the view that the terms of the Provision of Engineering, Construction and Supervisory Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual caps

The below table illustrates (i) the actual historical amounts of the expenditure transactions; and (ii) the proposed annual caps for the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement:

	Actual historical amounts			The proposed annual caps		
	2016	2017	For the six months ended 30 June 2018	2019	2020	2021
						RMB (billion)
Total expenditure transactions	1.525	1.205	1.175	9.5	13.1	8.3

As referred to in the Letter from the Board, in arriving at the proposed annual caps for the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement, the Directors have considered that in addition to the subsequent projects initiated in the preceding three years, following the recovery of the PRC's economy, the Group will continue new renovation, transformation and other regular projects in the coming three years and expects to successively complete the construction of such projects in the coming three years. Such projects mainly comprise the alumina and supporting projects of Guangxi Huasheng, the Guinean bauxite mine project and the Huayun project Phase III in Inner Mongolia, etc.

To assess the fairness and reasonableness of the proposed annual caps, we have requested the Company to provide us with information regarding the construction and the overall budget plan of the Group's major projects together with its other renovation, transformation and regular projects which are under construction or proposed to be constructed in the coming three years (the "**Major Projects**"). As advised by the Directors, given that the Group's total estimated capital investment (which consist of mainly engineering and construction related costs) in the Major Projects is expected to be higher than that in the projects that the Group carried out in the past, the proposed annual caps for the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement are higher than the historical amounts. On top of the alumina and supporting projects of Guangxi Huasheng, the Guinean bauxite mine project and the Huayun project in Inner Mongolia as aforementioned, we noted that the Major Projects also include seven other major mine, alumina and alloy projects. From the information provided by the Company, the estimated total capital investment of those Major Projects would amount to approximately RMB36.7 billion for the three years ending 31 December 2021 (as compared to the aggregate proposed annual caps of RMB30.9 billion for the three years ending 31 December 2021). The information provided by the Company also shown the expected breakdown of the total capital investment of each of the Major Projects in 2019, 2020 and 2021 (the "**Investment Breakdown**")

based on their respective construction plan. We have studied the Investment Breakdown and we noted that the Group's total capital investment in the Major Projects will be the highest in 2020 in accordance with the construction plan of the Major Projects. As advised by the Directors, the service fees for the engineering design, construction and supervisory services payable by the Company to Chinalco for the Major Projects will be higher during the construction period, as more of such services will be required, than in the initiation period and upon completion of those projects. Based on the respective construction plan of the Major Projects, the expected capital investment will reach the peak in 2020; as a result, the proposed annual cap for the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement is the highest in 2020.

Taking into account that (i) the proposed annual caps for the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement were reasonably determined on the basis of the budgeted total future capital investment of the Group for the Major Projects; and (ii) the proposed maximum annual cap of RMB13.1 billion for the expenditure transactions accounts only for approximately 7.9% of the Group's total cost of sales of approximately RMB165.7 billion for the year ended 31 December 2017, we consider that the proposed annual caps for the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

4. THE FACTORING COOPERATION AGREEMENT

Reasons for and possible benefits of the Factoring Cooperation Agreement

As extracted from the Letter from the Board, the Factoring Cooperation Agreement and the transaction contemplated thereunder will help to alleviate capital occupation by accounts receivable, satisfy the funding requirement for business development, support continuous business operation, improve the efficiency of capital utilisation and maximise benefits.

With reference to the 2017 Annual Report, the total amount of trade and notes receivables of the Group were approximately RMB7.3 billion and RMB8.0 billion as at 31 December 2016 and 2017, respectively, increasing by approximately 9.2%. The total amount of trade and notes receivables of the Group as at 31 December 2017 represented approximately 28.9% of the Group's total cash balance as at 31 December 2017.

In light of the aforesaid considerable sum of trade and notes receivables recorded by the Group and that the transactions contemplated under the Factoring Cooperation Agreement will help to alleviate capital occupation by accounts receivable, thus freeing up extra capital to satisfy the funding requirement for continuous business development of the Group, we concur with the Directors that the entering into of the Factoring Cooperation Agreement is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group.

Principal terms of the Factoring Cooperation Agreement

Summarised below are the principal terms of the Factoring Cooperation Agreement dated 17 September 2018:

Parties:	(1) The Company as the recipient (for itself and on behalf of its subsidiaries); and (2) Chinalco Factoring, as the provider
Term:	Three years from 1 January 2019 to 31 December 2021
Factoring financing services:	Chinalco Factoring has agreed to provide factoring financing services to the Company in accordance with the terms and conditions of the Factoring Cooperation Agreement. In particular, the Company will obtain funds by way of accounts receivable transfer, which means the Company will transfer its accounts receivable to Chinalco Factoring and thereby obtain factoring financing from Chinalco Factoring. When becoming due, such accounts receivable as transferred shall be paid by their debtors to Chinalco Factoring or be repurchased by the Company from Chinalco Factoring. Subject to the Factoring Cooperation Agreement, the Company shall enter into specific contract(s) or agreement(s) for the relevant specific factoring services to determine detailed transaction terms. Such specific contract(s) or agreement(s) shall be in line with the principles and terms of the Factoring Cooperation Agreement and in compliance with relevant laws and regulations.
Pricing principles and payment methods:	The financing costs for provision of factoring financing services by Chinalco Factoring to the Company shall not be higher than the financing costs for provision of services of the same nature as quoted by domestic independent third party factoring companies. The Company and Chinalco Factoring shall design the payment methods on a flexible basis according to the specific factoring financing services, including but not limited to payment by the financing party to accounts receivable or by debtors to accounts receivable or both.

For our due diligence purpose, we have requested samples of (i) the historical factoring contracts entered into between the Group and other domestic independent third party factoring companies (the "**Comparable Factoring Contracts**"); and (ii) the factoring contracts entered into between the Group and Chinalco Factoring under the Existing Factoring Cooperation Agreement (the "**Connected Factoring Contracts**"). Nevertheless, we were informed by the Directors that as the Group only engaged Chinalco Factoring for factoring financing services in the past, no Comparable Factoring Contracts are available and hence we could only obtain the Connected Factoring Contracts. Based on our review of the Connected Factoring Contracts and that pursuant to the Factoring Cooperation Agreement, (i) the financing costs for provision of services by Chinalco Factoring to the Company shall not be higher than the financing costs for provision of services of the same nature as quoted by domestic independent third party factoring companies; and (ii) the Company and Chinalco Factoring shall design the payment methods on a flexible basis according to the specific factoring service, we are of the view that the terms of the Factoring Cooperation Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed cap

The below table illustrates (i) the actual maximum balance of factoring business of the Group with Chinalco Factoring under the Existing Factoring Cooperation Agreement; and (ii) the proposed cap of balance of factoring business (which includes factoring prepayment, factoring fee and factoring handling charges) of the Group with Chinalco Factoring under the Factoring Cooperation Agreement:

	Actual maximum balance of factoring business	**The proposed cap**
	From 27 September 2017 (i.e. the date of the Existing Factoring Cooperation Agreement) to the Latest Practicable Date	From 1 January 2019 to 31 December 2021
Total	RMB1.1 billion	RMB3 billion

As mentioned under the sub-section headed "Reasons for and possible benefits of the Factoring Cooperation Agreement" of this letter of advice, the total amount of trade and notes receivables of the Group were approximately RMB7.3 billion and RMB8.0 billion as at 31 December 2016 and 2017, respectively, increasing by approximately 9.2%. The total amount of trade and notes receivables of the Group as at 31 December 2017 represented approximately 28.9% of the Group's total cash balance as at 31 December 2017.

Taking into account:

(i) the growth of the total amount of trade and notes receivables of the Group from 2016 to 2017;

(ii) the total amount of trade and notes receivables of the Group as at 31 December 2017 represented a significant portion of its total cash balance as at even date. As a result, the Factoring Cooperation Agreement, which will help to alleviate capital occupation by accounts receivable, thus freeing up extra capital to satisfy the funding requirement for continuous business development of the Group, would be beneficial to the Group;

(iii) the expected increase in demand for factoring financing services to satisfy the Group's funding requirement for business development amidst the generally positive prospects of the aluminum industry as illustrated under the sub-section headed "Overview of the aluminum industry" of this letter of advice; and

(iv) upon our enquiry with the Directors, we understand that Chinalco Factoring itself has sufficient source of funding to provide not less than RMB8.5 billion of factoring financing services to recipients based on the size of its current authorised registered capital and its external bank borrowings resources in compliance with the relevant laws and regulations, out of which RMB3 billion will be allocated to the Group based on the internal policy of Chinalco,

we are of the view the proposed cap of balance of factoring business of the Group with Chinalco Factoring under the Factoring Cooperation Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

5. THE FINANCE LEASE FRAMEWORK AGREEMENT

Reasons for and possible benefits of the Finance Lease Framework Agreement

As extracted from the Letter from the Board, in respect of the finance leasing services provided to the Group by Chinalco Lease, the financing costs are not higher than those of the services of the same or similar nature provided by independent third party finance lease companies in the PRC. In addition, Chinalco Lease is able to design the repayment method based on the actual condition of the Group in a flexible way and provide financing in a timely and convenient manner, which allows the Group to optimise its financial management, improve its capital usage efficiency and reduce financing costs and risks and thus will facilitate and smoothen the business development and operations of the Group.

Upon our further discussion with the Directors, we understand that under the current situation with tighter credit policies of commercial banks towards electrolytic aluminum companies, coal companies and newly established companies, by entering into the Finance Lease Framework Agreement, the Group is able to access to an alternative source of financing for its business operations from Chinalco Lease. As a matter of fact, we also noted from the annual reports and interim reports of the Company that the Group has the actual practice in the past years to obtain funding through finance leasing with other independent third party finance lease companies. We were further advised by the Directors that due to the common-control relationship with the Group as well as its in depth knowledge on the Group's business, Chinalco Lease is able to design the repayment method based on the condition of the Group in a flexible manner and provide timely and convenient financing funds, which could allow the Company to optimise its financial management, improve its efficiency in utilisation of funds, and reduce its financing costs and risks, thereby facilitating the operations and growth of the Group's business.

In light of the reasons for and possible benefits of the Finance Lease Framework Agreement as illustrated above, we concur with the Directors that the entering into of the Finance Lease Framework Agreement is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group.

Principal terms of the Finance Lease Framework Agreement

Summarised below are the principal terms of the Finance Lease Framework Agreement dated 17 September 2018:

Parties:	(1) the Company as the lessee (for itself and on behalf of its subsidiaries); and (2) Chinalco Lease as the lessor (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2019 to 31 December 2021

Methods and arrangements of the finance lease:	The Company proposed to obtain the financing by way of finance leasing arrangements, including but not limited to: (1) direct leasing arrangements, under which, Chinalco Lease will directly purchase the new equipment as required by the Company and lease the same to the Company for its use, while the Company will pay rental to Chinalco Lease accordingly and, upon expiry of the lease term, will purchase the assets from Chinalco Lease at a specific price after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements; and (2) sale-and-leaseback arrangements, under which, the Company will sell its own assets to Chinalco Lease to obtain financing, and then lease back the sold assets and pay rental to Chinalco Lease until expiry of the lease term when the Company will repurchase the assets from Chinalco Lease after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements. The scope of the assets under the finance lease includes production equipment in relation to alumina, electrolytic aluminum, mining and energy power etc., and the carrying amount of such assets shall be not less than the principal amount under the finance lease in any event.
Financing costs and payment methods:	The financing costs mainly include lease interest and commission fees, etc. The costs of finance leasing services provided by Chinalco Lease shall not be higher than the financing costs of services of the same or similar nature provided by independent third party finance lease companies in the PRC (the after-tax internal rate of return shall prevail). The lease interest shall be determined with reference to the benchmark interest rates for RMB-denominated loans published by the People's Bank of China ("**PBOC**") on a regular basis; if such rates are not available, then the lease interest shall be determined with reference to the interest rates charged or quoted by other major finance institutions for providing services of the same or similar nature. The Company and Chinalco Lease will, based on the actual cash flows, design flexible payment methods, including but not limited to payment of principal in equal instalments on a quarterly basis, payment of principal and interest in equal instalments on a quarterly basis, payment of principal in unequal instalments on a quarterly basis, payment of principal in equal instalments on a semi-annual basis, payment of principal and interest in equal instalments on an annual basis, etc.

Legal title of the leased assets and repurchase: During the term of the finance lease operated under the Finance Lease Framework Agreement, the legal title of the leased assets shall be vested in Chinalco Lease. Upon expiry of such term, the Company will repurchase the leased assets together with the corresponding legal title from Chinalco Lease at a nominal price of not more than RMB1.

For our due diligence purpose, we have requested and obtained a total of around 40 samples of (i) the historical finance lease contracts entered into between the Group and other independent third party finance lease companies (the "**Comparable Finance Lease Contracts**") with similar leased assets (i.e. equipment in relation to alumina, electrolytic aluminum, mining and energy power, etc.); and (ii) the finance lease contracts entered into between the Group and Chinalco Lease under the Existing Finance Lease Framework Agreement (the "**Connected Finance Lease Contracts**"). We consider the aforesaid sample size to be appropriate and sufficient. Based on our review of the said contracts, we noted that their principal terms as detailed below are alike:

(i) The "title", being the legal ownership and all rights of the leased assets, shall vest in the lessor throughout the lease period.

(ii) The "financing costs" of the Comparable Finance Lease Contracts include (1) interest rate; (2) commission fees; and (3) deposit; whilst the "financing costs" of the Connected Finance Lease Contracts mainly include (1) interest rate; and (2) commission fees (with or without (3) deposit), which in aggregate shall not be higher than the financing costs of services of similar nature provided by independent third party finance lease companies in the PRC.

    As far as (1) interest rate is concerned, we have enquired with the Directors and we understand that in practice, such interest rate shall be determined with reference to the benchmark interest rates for RMB-denominated loans as published by PBOC on a regular basis (or, if no such rate is available, by reference to the interest rate charged or quoted by other major financial institutions in the PRC for the same or similar types of services). As far as (2) commission fees are concerned, we have enquired with the Directors and were advised that in practice, such commission fees are generally one-off and/or upfront and/or fixed in nature, which shall be determined with reference to, amongst others, the rates charged by other major financial institutions in the PRC for finance lease of the same or similar types of services (or, if available, the applicable rates published by PBOC for such services from time to time).

(iii) The "purchase option", which is subject to the lessee having performed all its obligations under the lease period and upon expiry of the lease period, under the Comparable Finance Lease Contracts carried a purchase price of nil to RMB100; whilst the Connected Finance Lease Contracts provided that the lessee shall have an option to purchase the leased assets at a nominal price of not more than RMB1.

Moreover, we noted that as stipulated in the Comparable Finance Lease Contracts, the Company was required to obtain guarantee from its controlling shareholder and/or provide deposit ranging from 1.5% to 7% of the lease amount, which would increase the financing costs for the Company, but Chinalco Lease usually does not require such guarantee and/or deposit.

With the above being the case, we are of the view that the terms of the Finance Lease Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed cap

The below table illustrates (i) the actual maximum balance of financing obtained by the Group from Chinalco Lease under the Existing Finance Lease Framework Agreement; and (ii) the proposed cap of financing balance (which includes the principal amount outstanding under the Finance Lease Framework Agreement plus any lease interest, commission fees and other expenses) under the Finance Lease Framework Agreement:

	Actual maximum balance of financing	**The proposed cap**
	From 1 January 2016 (i.e. the effective date of the Existing Finance Lease Framework Agreement) to the Latest Practicable Date	From 1 January 2019 to 31 December 2021
Total	RMB3.202 billion	RMB10 billion

From the 2017 Annual Report, we noted that the Group recorded total finance lease payables of approximately RMB6.7 billion and RMB5.6 billion as at 31 December 2016 and 2017, respectively. In this relation, the Directors advised us that given the future business development plans of the Group together with its expected continuous increase in investment in the construction of mines, alumina and electrical energy projects etc., the Group's future capital requirement will expand significantly. We were also advised by the Directors that the current financing market condition, the interest rate and the potential adjustments to be made by PBOC to the benchmark interest rates for RMB-denominated loans in the future will affect the proposed cap for the transactions contemplated under the Finance Lease Framework Agreement. Besides, when determining the proposed cap, an approximate 5% buffer for unexpected fluctuations in the growth of the financing balance during the term of the Finance Lease Framework Agreement was incorporated.

Taking into account:

(i) the possible significant expansion of the Group's future capital requirement amidst the generally positive prospects of the aluminum industry as illustrated under the sub-section headed "Overview of the aluminum industry" of this letter of advice;

(ii) based on our independent research, the State Council of the PRC issued a guideline in August 2015 to further promote the development of the finance lease sector with an aim to substantially increase the penetration rate of finance lease application by 2020;

(iii) based on our review of the 2017 Annual Report, the total net carrying amount of the Group's machinery as at 31 December 2017 amounted to approximately RMB53.4 billion, which was more than 5 times the proposed cap of RMB10 billion for the transactions contemplated under the Finance Lease Framework Agreement. As such, the Group holds far more than sufficient value of machinery to support the estimated maximum financing balance it may require from Chinalco Lease in the coming years; and

(iv) upon our enquiry with the Directors, we understand that Chinalco Lease itself has sufficient source of funding to provide not less than RMB14.5 billion of finance leasing services to recipients based on the size of its current authorised registered capital and its external bank borrowings resources in compliance with the relevant laws and regulations, out of which RMB10 billion will be allocated to the Group based on the internal policy of Chinalco,

we are of the view the proposed cap of financing balance under the Finance Lease Framework Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

6. INTERNAL CONTROL AND COMPLIANCE WITH THE HONG KONG LISTING RULES

As referred to in the Letter from the Board, the Group has adopted various internal control measures to supervise the Continuing Connected Transactions.

Furthermore, the Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 and 14A.55 of the Hong Kong Listing Rules pursuant to which (i) the values of the Continuing Connected Transactions must be restricted by the respective proposed annual caps for the three years ending 31 December 2021; (ii) the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement, the Factoring Cooperation Agreement and the Finance Lease Framework Agreement (together with the respective proposed annual caps) must be reviewed by the independent non-executive Directors annually; and (iii) details of independent non-executive Directors' annual review on the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and

Supervisory Services Agreement, the Factoring Cooperation Agreement and the Finance Lease Framework Agreement (together with the respective proposed annual caps) must be included in the Company's subsequent published annual reports and financial accounts. As also stipulated under Rule 14A.56 of the Hong Kong Listing Rules, auditors of the Company must provide annually a letter to the Board confirming, among other things, that the Continuing Connected Transactions are carried out in accordance with the terms under relevant agreements and the pricing policies of the Company in all material respects, and the proposed annual caps are not being exceeded. In the event that the total amounts of the Continuing Connected Transactions exceed the respective proposed annual caps, or that there is any material amendment to the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement, the Factoring Cooperation Agreement and the Finance Lease Framework Agreement (together with the respective proposed annual caps), the Company, as confirmed by the Directors, shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

For our due diligence purpose, we have requested and obtained (i) the annual work report of the independent non-executive Directors; (ii) the annual work report of the audit committee of the Company; (iii) the annual report of the Company's board of supervisors; (iv) the annual review opinion regarding the Continuing Connected Transactions from the independent non-executive Directors; and (v) the annual confirmation letter regarding the Continuing Connected Transactions from the auditors of the Company. Based on the above reports/confirmation letter, we noted that the Continuing Connected Transactions were subject to review by the independent non-executive Directors, the audit committee as well as the board of supervisors of the Company and the auditors of the Company. We concur with the Directors that the internal control measures of the Group in relation to the Continuing Connected Transactions have been properly carried out.

With the internal control measures of the Group as well as the stipulated requirements for continuing connected transaction of the Hong Kong Listing Rules in place, the Continuing Connected Transactions will be monitored and hence the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement, the Factoring Cooperation Agreement and the Finance Lease Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the respective resolutions to be proposed at the EGM to approve the Continuing Connected Transactions and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully,
For and on behalf of
VBG Capital Limited
Doris Sing
Deputy Managing Director

Ms. Doris Sing is a licensed person and responsible officer of VBG Capital Limited registered with the Securities and Futures Commission to carry on Type 6 (advising on corporate finance) regulated activity under the SFO and has over 14 years of experience in corporate finance.

1. RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

Name	Position in the Company	Number of A Shares of the Company held as personal interests	Capacity
Jiang Yinggang	Executive Director	10,000 Shares (Note)	Beneficial owner

Note: Representing approximately 0.000091% of the total issued A Shares of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the supervisors of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Yu Dehui and Mr. Ao Hong, being the Directors of the Company, and Mr. Liu Xiangmin and Mr. Wangjun, being the supervisors of the Company, concurrently hold positions in Chinalco. Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Chief Executive or the supervisors of the Company or their respective associates concurrently served as a director or an employee of other company which had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

As at the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Chief Executive of the Company and the supervisors of the Company) had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial Shareholder of the Company:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A Shares	5,258,334,988(L) *Note 1*	Beneficial owner/ Interests of controlled corporations	47.98%(L)	35.28%(L)
	H Shares	161,276,000(L) *Note 1*	Interests of controlled corporations	4.09%(L)	1.08%(L)
JPMorgan Chase & Co.	H Shares	231,677,682(L) *Note 2*	Interests of controlled corporations/ investment manager/person having a security interest in shares/ approved lending agent	5.87%(L)	1.55%(L)
		30,025,297(S) *Note 2*	Interests of controlled corporations	0.76%(S)	0.20%(S)
		183,135,805(P)	Approved lending agent	4.64%(P)	1.23%(P)

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
The Capital Group Companies, Inc.	H Shares	275,175,500(L) Note 3	Interests of controlled corporations	6.98%(L)	1.85%(L)
Templeton Asset Management Ltd.	H Shares	196,017,100(L)	Investment manager	4.97%(L)	1.32%(L)
Black Rock, Inc.	H Shares	286,448,332(L) Note 4	Interests of controlled corporations	7.26%(L)	1.92%(L)
		1,814,000(S) Note 4	Interests of controlled corporations	0.05%(S)	0.01%(S)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,012,816,939 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd. and 7,140,254 A shares held by Chinalco Shanxi Aluminum Co., Ltd. (formerly known as Shanxi Aluminum Plant), and 161,276,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited.

2. These interests were held directly by various corporations controlled by JPMorgan Chase & Co.. Among the aggregate interests in the long position in H shares, 13,325,470 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 15,558,455 H shares were held as derivatives.

3. These interests were held directly by a corporation controlled by The Capital Group Companies, Inc..

4. These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H shares, 68,000 H shares were held as derivatives; and among the aggregate interests in the short position in H shares, 1,304,000 H shares were held as derivatives.

Save as disclosed above, as at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Chief Executive of the Company and the supervisors of the Company, whose interests are set out in the section "Directors', Chief Executive's and supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2017, being the date to which the latest published audited accounts of the Company were made up.

4. EXPERT AND CONSENT

VBG Capital, has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion herein of its letter and references to its name in the form and context in which it is included in this supplemental circular.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this supplemental circular:

Name	Qualification	Date of conclusion or opinion
VBG Capital	A licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO	26 November 2018

As at the Latest Practicable Date, VBG Capital was not beneficially interested in the equity interest of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate other persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

As at the Latest Practicable Date, VBG Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2017, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors had any interest in any assets which have been since 31 December 2017 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined in the Hong Kong Listing Rules) had any interest in any business, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling Shareholder).

8. MISCELLANEOUS

(1) The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(2) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(3) The English text of this supplemental circular shall prevail over the Chinese text in the case of inconsistency.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this supplemental circular up to and including 11 December 2018:

(1) the letter from the Independent Board Committee, the text of which is set out in this supplemental circular;

(2) the letter from VBG Capital, the text of which is set out in this supplemental circular;

(3) the written consent of VBG Capital as referred to in this Appendix;

(4) the initial agreements in relation to the Daily Continuing Connected Transactions, the supplementary agreements in relation to the renewal of the Daily Continuing Connected Transactions and the Fixed Assets Lease Framework Agreement;

(5) the Existing Factoring Cooperation Agreement and Factoring Cooperation Agreement; and

(6) the Existing Finance Lease Framework Agreement and Finance Lease Framework Agreement.

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL NOTICE OF 2018 SECOND EXTRAORDINARY GENERAL MEETING

References are made to the notice (the "**Notice**") and the circular (the "**Circular**") of 2018 Second Extraordinary General Meeting of Aluminum Corporation of China Limited* (the "**Company**") dated 26 October 2018, which set out the time and venue of the 2018 Second Extraordinary General Meeting of the Company (the "**EGM**") and contain the details of the resolutions proposed at the EGM for the consideration and approval of the shareholders of the Company (the "**Shareholders**").

Pursuant to the provisions of the Articles of Association of the Company, when a general meeting is held, the Shareholders who individually or together hold more than 3% of the Shares of the Company are entitled to put forward extraordinary proposals to the Company. On 25 November 2018, Aluminum Corporation of China* (中國鋁業集團有限公司), the controlling Shareholder of the Company, who directly holds 33.63% of the Shares of the Company as at 20 November 2018, put forward two extraordinary proposals and submitted them in writing to the convener of the EGM. According to the provisions of relevant laws and regulations and the Articles of Association of the Company, the above-mentioned extraordinary proposals will be submitted at the EGM of the Company for consideration.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM, which will be convened as originally scheduled at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Tuesday, 11 December 2018, will consider, and if thought fit, pass the resolutions set out in the Notice as well as the following newly-added resolutions proposed to the board of directors of the Company (the "**Board**") by Aluminum Corporation of China*, the controlling Shareholder of the Company (unless the context requires otherwise, terms used in this supplemental notice have the same meanings as defined in the Circular):

ORDINARY RESOLUTIONS (CUMULATIVE VOTING)

1. To consider and approve the resolution in relation to the election of Mr. Zhu Runzhou as an executive director of the sixth session of the Board of the Company;

2. To consider and approve the resolution in relation to the election of Mr. Ye Guohua as a supervisor of the sixth session of the Supervisory Committee of the Company.

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

Beijing, the PRC
26 November 2018

Notes:

(a) A supplemental circular of the EGM detailing the above resolutions has been dispatched to the Shareholders on 26 November 2018.

(b) This supplemental notice is enclosed with a revised form of proxy of EGM (the "**Revised Form of Proxy of EGM**") which sets out the abovementioned resolutions.

IMPORTANT NOTICE: The Revised Form of Proxy of EGM supersedes the form of proxy of EGM which was enclosed with the notice and the circular of the Company dated 26 October 2018 in relation to the EGM (the "Original Form of Proxy of EGM") and has been dispatched to the Shareholders. Shareholders who have duly completed and returned the Original Form of Proxy of EGM shall note that the Original Form of Proxy of EGM is no longer applicable to the EGM.

Shareholders who intend to appoint a proxy to attend the EGM and vote on the resolutions set out in the Notice and this supplemental notice are requested to complete and return the Revised Form of Proxy of EGM in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the Revised Form of Proxy of EGM will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

(c) For particulars of other resolutions to be considered at the EGM, eligibility for attending the EGM, registration procedures for attending the EGM, and closure of register of members and other matters regarding the EGM, please refer to the notice of the 2018 Second Extraordinary General Meeting of the Company dated 26 October 2018.

* *For identification purposes only*